Exhibit 99.2

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean on November 13, 2017

To the Shareholders and the Board of Directors of

Woori Bank

Report on the Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of September 30, 2017, the related separate interim statements of comprehensive income for the three and nine months ended September 30, 2017 and 2016, respectively, the related separate statements of changes in shareholders’ equity and cash flows, all expressed in Korean Won, for the nine months ended September 30, 2017 and 2016, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of separate interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

© 2017. For information, contact Deloitte Anjin LLC

Others

We audited the separate statement of financial position as of December 31, 2016, and the related separate statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2016 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 3, 2017. The separate statement of financial position as of December 31, 2016 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2016.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate interim financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

November 13, 2017

Notice to Readers

This report is effective as of November 13, 2017, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the report is read. Such events or circumstances could significantly affect the separate interim financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2017 AND 2016

The accompanying separate interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

President and Chief Executive Officer

Main Office Address:	(Road Name Address)	51, Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

	September 30, 2017	December 31, 2016
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	5,050,978	6,104,029
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	3,014,346	4,076,872
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	17,482,663	18,105,862
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	16,216,094	13,792,266
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	248,183,210	241,508,048
Investments in subsidiaries and associates (Note 13)	4,211,863	3,779,169
Investment properties (Note 14)	344,335	348,393
Premises and equipment (Note 15)	2,380,564	2,342,280
Intangible assets (Note 16)	296,891	242,230
Assets held for sale (Note 17)	1,979	2,342
Deferred tax assets	195,913	162,211
Derivative assets (Notes 4,11, 12 and 26)	109,385	140,577
Net defined benefit assets (Note 24)	5,934	70,938
Other assets (Notes 19 and 45)	183,469	96,926

Total assets	297,677,624	290,772,143

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	2,456,670	3,793,479
Deposits due to customers (Notes 4, 11, 21 and 45)	215,888,152	211,382,380
Borrowings (Notes 4, 11, 12 and 22)	15,204,833	16,060,821
Debentures (Notes 4, 11 and 22)	21,255,612	18,166,057
Provisions (Notes 23 and 44)	357,000	380,473
Current tax liabilities	238,134	148,672
Derivative liabilities (Notes 4, 11,12 and 26)	23,345	7,221
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	22,298,777	20,827,284
Other liabilities (Notes 25 and 45)	170,049	153,238

Total liabilities	277,892,572	270,919,625

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 (CONTINUED)

	September 30, 2017	December 31, 2016
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,017,888	3,574,896
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(102,193)	138,542
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of September 30, 2017 and December 31, 2016 is 2,017,342 million Won and 1,880,447 million Won, respectively)
Regulatory reserve for credit loss to be reserved as of September 30, 2017 and December 31, 2016 is 25,104 million Won and 136,895 million Won, respectively
Planned provision of regulatory reserve for credit loss as of September 30, 2017 and December 31, 2016 is 25,104 million Won and 136,895 million Won, respectively)	13,218,432	12,488,155

Total equity	19,785,052	19,852,518

Total liabilities and equity	297,677,624	290,772,143

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2017 AND 2016

	Korean Won
	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for income per share data)
Interest income	1,881,273	5,482,056	1,831,108	5,566,767
Interest expense	747,565	2,216,690	773,201	2,392,721

Net interest income (Notes 34 and 45)	1,133,708	3,265,366	1,057,907	3,174,046

Fees and commissions income	279,128	808,305	251,970	749,481
Fees and commissions expense	38,302	101,629	34,378	109,567

Net fees and commissions income (Notes 35 and 45)	240,826	706,676	217,592	639,914

Dividend income (Note 36)	48,444	110,180	16,595	176,184
Net gain(loss) on financial instruments at fair value through profit or loss (Note 37)	42,805	(94,788)	(98,640)	(54,867)
Net gain on available-for-sale financial assets (Note 38)	47,211	137,449	25,905	57,061
Impairment losses due to credit loss (Notes 39 and 45)	(156,786)	(336,690)	(215,862)	(540,504)
General and administrative expenses (Notes 40 and 45)	(1,001,984)	(2,352,496)	(683,448)	(2,159,408)
Other net operating income (expenses) (Notes 40 and 45)	(121,657)	95,210	32,872	(144,052)

Operating income	232,567	1,530,907	352,921	1,148,374

Share of losses of subsidiaries and associates (Note 13)	(9,635)	(47,182)	(3,690)	(10,543)
Other net non-operating income	22,462	59,133	28,129	46,937

Non-operating income (Note 41)	12,827	11,951	24,439	36,394

Net income before income tax expense	245,394	1,542,858	377,360	1,184,768
Income tax expense (Note 42)	52,986	346,024	83,521	219,688

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended September 30, 2017 and 2016 is 156,498 million Won and 321,164 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the nine months ended September 30, 2017 and 2016 is 1,171,730 million Won and 1,010,274 million Won, respectively,) (Note 32)	192,408	1,196,834	293,839	965,080

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2017 AND 2016 (CONTINUED)

	Korean Won
	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for income per share data)
Remeasurement gain (loss) related to defined benefit plan	21,817	12,868	(7,378)	(52,105)

Items that will not be reclassified to profit or loss	21,817	12,868	(7,378)	(52,105)

Gain (loss) on valuation of available-for-sale financial assets	(16,426)	(32,644)	(23,475)	19,174
Gain (loss) on foreign currency translation of foreign operations	1,712	(12,801)	(18,121)	(18,313)

Items that may be reclassified to profit or loss	(14,714)	(45,445)	(41,596)	861

Other comprehensive loss, net of tax	7,103	(32,577)	(48,974)	(51,244)

Total comprehensive income	199,511	1,164,257	244,865	913,836

Net income per share (Note 43)
Basic and diluted earnings per common share	228	1,585	363	1,212

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	965,080	965,080
Dividends on common stock	—	—	—	—	(168,317)	(168,317)
Gain on valuation of available-for-sale financial assets	—	—	—	19,174	—	19,174
Loss on foreign currency translation of foreign operations	—	—	—	(18,313)	—	(18,313)
Remeasurement loss related to defined benefit plan	—	—	—	(52,105)	—	(52,105)
Dividends to hybrid securities	—	—	—	—	(149,506)	(149,506)
Issuance of hybrid securities	—	549,905	—	—	—	549,905

September 30, 2016	3,381,392	3,883,907	269,533	54,772	12,445,632	20,035,236

January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	1,196,834	1,196,834
Dividends on common stock	—	—	—	—	(336,636)	(336,636)
Loss on valuation of available-for-sale financial assets	—	—	—	(32,644)	—	(32,644)
Loss on foreign currency translation of foreign operations	—	—	—	(12,801)	—	(12,801)
Remeasurement gain related to defined benefit plan	—	—	—	12,868	—	12,868
Dividends to hybrid securities	—	—	—	—	(129,921)	(129,921)
Issuance of hybrid securities	—	559,565	—	—	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)

September 30, 2017	3,381,392	3,017,888	269,533	(102,193)	13,218,432	19,785,052

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	For the nine months ended September 30
	2017	2016
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,196,834	965,080
Adjustment to net income:
Income tax expense	346,024	219,688
Interest income	(5,482,056)	(5,566,767)
Interest expense	2,216,690	2,392,721
Dividend income	(137,690)	(206,892)

	(3,057,032)	(3,161,250)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	336,690	540,504
Impairment loss on investments in subsidiaries and associates	47,182	10,543
Loss on transaction and valuation of derivatives instruments (hedging)	22,539	31,778
Loss on hedged items (fair value hedge)	6,856	82,263
Provisions	10,889	10,600
Retirement benefits	98,527	105,889
Depreciation and amortization	124,707	130,373
Loss on disposal of premises and equipment and other assets	1,156	6,548
Impairment loss on premises and equipment and other assets	153	211

	648,699	918,709

Deductions of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	70,265	182,715
Gain on available-for-sale financial assets	137,449	57,061
Gain on transaction and valuation of derivatives instruments (hedging)	7,038	77,723
Gain on hedged items (fair value hedge)	25,055	30,602
Reversal of provisions	1,779	864
Gain on disposal of investment in subsidiaries and associates	9,232	3,679
Gain on disposal of premises and equipment and other assets	12,713	1,227
Reversal of impairment loss on premises and equipment and other assets	88	480

	263,619	354,351

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (CONTINUED)

	For the nine months ended September 30
	2017	2016
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(204,017)	(73,091)
Loans and receivables	(6,929,960)	(15,197,803)
Other assets	(86,912)	(67,423)
Deposits due to customers	4,508,409	10,724,475
Provision	10,144	(73,398)
Net defined benefit liability	(16,510)	(213,544)
Other financial liabilities	1,562,611	9,328,715
Other liabilities	8,940	16,104

	(1,147,295)	4,444,035

Cash received from (paid for) operating activities:
Interest income received	5,531,811	5,580,747
Interest expense paid	(2,232,723)	(2,319,850)
Dividend received	134,045	205,460
Income tax paid	(281,194)	(135,293)

Net cash provided by operating activities	529,526	6,143,287

Cash flows from investing activities:
Cash inflows from investing activities:
Disposal of available-for-sale financial assets	16,206,321	14,997,100
Redemption of held-to-maturity financial assets	6,772,192	5,958,431
Disposal of investments in subsidiaries and associates	32,876	52,891
Disposal of premises and equipment	6,194	237
Disposal of intangible assets	383	837
Disposal of assets held for sale	14,914	13,876

	23,032,880	21,023,372

Cash outflows from investing activities:
Acquisition of available-for-sale financial assets	15,519,965	16,194,628
Acquisition of held-to-maturity financial assets	9,242,169	6,224,158
Acquisition of investments in subsidiaries and associates	454,332	46,940
Acquisition of investment properties	2,647	—
Acquisition of premises and equipment	110,916	70,353
Acquisition of intangible assets	148,862	102,575

	25,478,891	22,638,654

Net cash used in investing activities	(2,446,011)	(1,615,282)

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (CONTINUED)

	For the nine months ended September 30
	2017	2016
	(Korean Won in millions)
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in borrowings	9,229,323	4,636,750
Issuance of debentures	6,936,910	4,735,270
Issuance of hybrid securities	559,565	549,905

	16,725,798	9,921,925

Cash outflows from financing activities:
Repayment of borrowings	10,085,689	8,342,021
Repayment of debentures	3,847,036	3,893,090
Dividends paid	336,636	168,317
Redemption of hybrid securities	1,323,400	—
Dividends paid on hybrid securities	131,423	125,947

	15,724,184	12,529,375

Net cash provided by (used in) financing activities	1,001,614	(2,607,450)

Net increase (decrease) in cash and cash equivalents	(914,871)	1,920,555

Cash and cash equivalents, beginning of the period	6,104,029	5,440,326

Effects of exchange rate changes on cash and cash equivalents	(138,180)	(39,684)

Cash and cash equivalents, end of the period	5,050,978	7,321,197

See accompanying notes

WOORI BANK

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND FOR THE THREE MONTHS AND THE NINE MONTHS

ENDED SEPTEMBER 30, 2017 AND 2016

1.	GENERAL

(1)	Woori Bank

Woori Bank (hereinafter referred to the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of September 30, 2017, the common stock of the Bank amounts to 3,381,392 million Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the nine months ended September 30, 2017, KDIC sold additional 33 million shares. As of September 30, 2017 and December 31, 2016, KDIC held 125 million shares and 158 million shares (18.52% and 23.37% ownership interest) respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 875 branches and offices in Korea, and 23 branches and offices overseas as of September 30, 2017.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s separate interim financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual separate financial statements for the year ended December 31, 2016 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying separate interim financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2016.

(1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies:

Amendments to K-IFRS 1007 – Statement of Cash Flows

The amendments require that changes in liabilities arising from financial activities are disclosed. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1012 – Income Taxes

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Bank assesses whether there will be sufficient taxable profit, the Bank should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The adoption of the amendments has no significant impact on the separate financial statements.

(2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Enactments to K-IFRS 1109 – Financial Instruments

The enactments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. K-IFRS 1109 – Financial Instruments which was enacted on September 25, 2015 will be applied for annual periods beginning on or after 1 January 2018 or may be applied earlier. This standard will supersede K-IFRS 1039- Recognition and Measurement of Financial Instruments. By the way, the Bank will apply K-IFRS 1109 for annual periods beginning on or after 1 January 2018.

In addition, K-IFRS 1109 includes certain exceptions to the classification and measurement of financial assets and the retroactive restatement for classification and measurement of financial assets, impairment of financial assets; and hedge accounting.

The Bank evaluated the potential effect to the financial statement as of June 30, 2017 based on the present situation as of September 30, 2017 and the available information for evaluating the financial effect by initial adoption of K-IFRS 1109 preliminarily. The effect to the financial statement for the initial adopted fiscal year depends on not only the selection and decision of the accounting policies by this standard but also the financial instrument which the Bank holds for the period and economic situation and so on.

Meanwhile, the typical financial impacts per each major requirements under the Standard that are expected to be applicable are as follows:

Phase 1: Classification and measurement of financial assets and financial liabilities

All recognized financial assets that are currently within the scope of K-IFRS 1109 will be subsequently measured either at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL) under K-IFRS 1109 based on the business model and the nature of the contractual cash flows. And if the hybrid contracts contains the financial assets as the host contract, embedded derivative will not be separated, they will be classified as a whole specifically:

The business model
The nature of contractual cash flows	Objective is to collect the contractual cash flows	Objective is achieved both by collecting the contractual cash flows and selling financial assets	Objective is to sell financial assets and so on
Contractual cash flows that are solely payment of principal and interest	Measured at amortized cost(*1)	Measure at FVOCI(*1)	Measure at FVTPL

Other than the above	Measure at FVTPL(*2)	Measure at FVTPL(*2)	Measure at FVTPL(*2)

(*1)	For eliminating or reducing accounting discrepancies, an irrevocable election can be made at initial recognition to measure the investment at FVTPL.
(*2)	For the equity securities which is traded for the purpose other than short-term trading, an irrevocable election ca be made at initial recognition to measure the investment at FVOCI.

Under K-IFRS 1109, as it is more strictly required to classify to the financial assets measured at amortized cost or fair value through OCI compared to under current K-IFRS 1039, when adopting the K-IFRS 1109, the volatility of net income can be expanded by the increasing portion of the financial asset measured at fair value through profit or loss. In accordance with K-IFRS 1109, the debt instruments only which occur the cash flow that is compose of solely the principal and the interest on the remaining principal at specified dates by the contract, whose purpose is to receive the cash flow under the contract can be measured at amortized cost. In accordance with K-IFRS 1039, the Bank shall measure loans and receivables amounting to 247,306,721 million Won and held-to-maturity financial assets amounting to 15,059,372 million Won as of June 30, 2017 as amortized cost, and among theses, 24,585 million Won of debt instruments, whose host contracts are debt securities and which separated the embedded derivatives from the hybrid contracts is included.

Based on the result of the preliminary effect evaluation, if K-IFRS 1109 adopt to the above financial assets as of June 30, 2017, as they almost occur the cash flow that is compose of solely the principal and the interest on the remaining principal at specified dates by the contract, whose purpose is to receive the cash flow under the contract, so they can be measure at amortized cost and there is no material effect to the financial statement. But, in the case of debt securities as the host contract of hybrid contract amounting to 24,585 million Won, as the cash flow under the contract is not composed of solely the principal and the interest on the remaining principal, it will be classified to the financial asset measured at FVTPL.

In accordance with K-IFRS 1109, the debt instruments only which occur the cash flow that is compose of solely the principal and the interest on the remaining principal at specified dates by the contract, whose purpose is to receive the cash flow under the contract and sell itself can be measure at FVOCI. In accordance with K-IFRS 1039, the Bank hold debt instruments as available-for-sale assets amounting to 12,191,265 million Won as of June 30, 2017.

Based on the result of the preliminary effect evaluation, if K-IFRS 1109 adopts to the above AFS financial assets as of June 30, 2017, they almost can be classified to financial assets measured at FVOCI. However, for beneficiary certificates amounting to 4,685,463 million Won, other equity investment amounting to 287,454 million Won and debt securities amounting to 109,873 million Won, as the cash flows of those are not composed of solely the principal and the interest on the remaining principal, they may be classified to financial assets measured at FVTPL. As a result, the volatility of net income can be expanded.

In accordance with K-IFRS 1109, an entity may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income, and the amounts should not be recycled to profit or loss. In accordance with K-IFRS 1039, the Bank holds equity investments that are classified as available-for-sale financial assets amounting to 985,737 million Won as of June 30, 2017.

The Bank is reviewing the designation of the financial asset measured at FVOCI among the available for sale equity securities.

One major change from K-IFRS 1039 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under K-IFRS 1109, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. In accordance with K-IFRS 1039, the Bank holds financial liabilities designated as at FVTPL 616,177 million Won as of June 30, 2017.

Based on the result of the preliminary effect evaluation, the variance amount due to the effect of accumulated credit risk variance among the total variance of financial liabilities designated as at FVTPL is 15,893 million Won as of June, 2017.

Phase 2: Impairment methodology

The impairment model under K-IFRS 1109 reflects expected credit losses. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

In accordance with K-IFRS 1109, the allowance for doubtful receivables is measured at the amount equivalent to the expected 12-month credit loss or the lifetime expected credit loss, depending on the degree of deterioration of the credit risk after the initial recognition of the financial asset. So the credit loss can be earlier than under occurred loss model of current K-IFRS 1039.

	Stage 1	Stage 2	Stage 3
Stage	In case the exposure’s credit risk has not increased significantly since initial recognition(*)	In case the exposure has suffered a significant increase in credit risk	In case the exposure meets the accounting definition of credit impaired
Allowance recognition	The Bank recognizes only 12-month expected credit losses as a loss allowance	The Bank recognizes a loss allowance equal to lifetime expected credit losses

(*)	it can be considered that the credit risk dose not increase significantly when the credit risk is low at the year-end.

Meanwhile, K-IFRS 1109 requires that, an entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

Based on the result of the preliminary effect evaluation, the allowance for credit losses will increase by 192, 517 million Won and the total amount of the allowance for credit losses is expected to be 1,893,070 million Won as of June 30, 2017. The details of credit losses are as follows (Unit: Korean Won in millions):

		June 30, 2017	Allowance for credit losses (K-IFRS 1109)
Loans and receivables	Stage 1	252,179,900	487,314
	Stage 2	10,352,672	390,126
	Stage 3	1,741,979	758,426
Provisions	Stage 1	63,874,377	85,504
	Stage 2	736,434	30,238
	Stage 3	289,873	141,462

The BIS is expected to be 15.33% which increased by 0.04% as of June 30, 2017. The result of preliminary effect evaluation can be changed according to the additional available information for the future and the relevant decision making.

Phase 3: Hedge accounting

The general hedge accounting requirements of K-IFRS 1109 is relaxed compared to under hedge accounting mechanisms in K-IFRS 1039. Greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and hedged items that are eligible for hedge accounting. In addition, the quantitative criteria (80-125%) for the highly hedge effectiveness is abolished and retrospective assessment of hedge effectiveness is no longer required. So it enable the company to focus on the risk management activities.

Enactments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018 - Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115 - Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031 - Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

Enactments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

The amendments clarify that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The amendments are effective for annual periods beginning on or after 1 January 2018.

Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture in accordance with K-IFRS 1028, an investor, such as venture capital investment vehicle, may apply fair value measurement selectively to each of its associate or joint venture, as well as certain amendments for K-IFRS 1101. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Bank is in the process of evaluating the impact on the separate financial statements upon the adoption of new and revised K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2016.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the level of risks to be accepted, or to manage the risks.

The Bank’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Bank takes approaches to minimize risks and maximize profits by managing risks acceptable to the Bank and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Bank’s risk management policy. The Risk Management Committee of the Bank makes the decision on the risk management strategy such as the avoidance of concentration of risk and establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2017	December 31, 2016
Loans and receivables	Korean treasury and government agencies	12,841,334	15,815,135
	Banks	22,147,278	17,826,219
	Corporates	85,043,686	83,529,250
	Consumers	128,150,912	124,337,444

	Sub-total	248,183,210	241,508,048

Financial assets at FVTPL	Gold banking assets	26,305	26,180
	Debt securities held for trading	1,150,515	1,140,928
	Derivative assets	1,835,347	2,880,543

	Sub-total	3,012,167	4,047,651

AFS financial assets	AFS debt securities	12,111,572	11,572,916
HTM financial assets	HTM debt securities	16,216,094	13,792,266
Derivative assets	Derivative assets (hedging)	109,385	140,577
Off-balance accounts	Guarantees	13,909,308	14,953,197
	Loan commitments	51,610,323	56,313,804

	Sub-total	65,519,631	71,267,001

	Total	345,152,059	342,328,459

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2017
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	240,171,275	1,099,878	1,101,804	451,636	5,358,617	248,183,210
Financial assets at FVTPL	2,848,223	—	121,675	94	42,175	3,012,167
AFS debt securities	11,919,142	—	—	—	192,430	12,111,572
HTM securities	16,182,448	—	—	—	33,646	16,216,094
Derivative assets	29,136	—	80,249	—	—	109,385
Off-balance accounts	64,658,082	122,803	72,917	37,412	628,417	65,519,631

Total	335,808,306	1,222,681	1,376,645	489,142	6,255,285	345,152,059

	December 31, 2016
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	232,571,489	1,131,617	895,874	323,470	6,585,598	241,508,048
Financial assets at FVTPL	3,686,286	—	261,547	81	99,737	4,047,651
AFS debt securities	11,506,682	—	—	—	66,234	11,572,916
HTM securities	13,758,863	—	—	—	33,403	13,792,266
Derivative assets	74,166	—	66,342	—	69	140,577
Off-balance accounts	70,079,004	76,694	80,831	23,250	1,007,222	71,267,001

Total	331,676,490	1,208,311	1,304,594	346,801	7,792,263	342,328,459

(*)	Others consist of financial assets in Vietnam, Panama and European countries and others.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,258,171	33,682,423	36,997,958	3,127,512	121,916,668	6,200,478	248,183,210
Financial assets at FVTPL	57,709	112,460	2,608,941	5,377	2,939	224,741	3,012,167
AFS debt securities	742,815	—	6,907,192	113,864	—	4,347,701	12,111,572
HTM securities	1,358,687	—	10,283,784	285,628	—	4,287,995	16,216,094
Derivative assets	—	—	109,385	—	—	—	109,385
Off-balance accounts	13,875,535	24,264,979	8,733,145	3,601,831	10,298,133	4,746,008	65,519,631

Total	62,292,917	58,059,862	65,640,405	7,134,212	132,217,740	19,806,923	345,152,059

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	44,851,563	34,465,760	34,641,443	3,177,968	118,412,745	5,958,569	241,508,048
Financial assets at FVTPL	59,472	356,305	3,331,108	23,812	993	275,961	4,047,651
AFS debt securities	1,069,084	—	8,128,709	53,232	—	2,321,891	11,572,916
HTM securities	1,673,971	—	8,192,802	251,599	—	3,673,894	13,792,266
Derivative assets	—	—	140,577	—	—	—	140,577
Off-balance accounts	15,949,042	27,446,354	9,065,002	4,358,268	9,759,416	4,688,919	71,267,001

Total	63,603,132	62,268,419	63,499,641	7,864,879	128,173,154	16,919,234	342,328,459

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan conditions is as follows (Unit: Korean Won in millions):

	September 30, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans neither overdue nor impaired	12,844,581	22,161,636	47,060,126	32,610,537	5,091,248	84,761,911	127,367,072	247,135,200
Loans overdue but not impaired	—	—	15,348	82,420	1,060	98,828	676,825	775,653
Impaired loans	—	—	1,107,078	291,168	38,948	1,437,194	342,658	1,779,852

Total	12,844,581	22,161,636	48,182,552	32,984,125	5,131,256	86,297,933	128,386,555	249,690,705

Allowance for loan losses	3,247	14,358	887,832	334,972	31,443	1,254,247	235,643	1,507,495

Total, net	12,841,334	22,147,278	47,294,720	32,649,153	5,099,813	85,043,686	128,150,912	248,183,210

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans neither overdue nor impaired	15,819,124	17,841,428	45,975,557	30,744,224	6,349,788	83,069,569	123,558,440	240,288,561
Loans overdue but not impaired	—	—	7,550	55,993	—	63,543	641,829	705,372
Impaired loans	—	—	1,362,414	425,354	176,715	1,964,483	343,593	2,308,076

Total	15,819,124	17,841,428	47,345,521	31,225,571	6,526,503	85,097,595	124,543,862	243,302,009

Allowance for loan losses	3,989	15,209	1,095,969	417,333	55,043	1,568,345	206,418	1,793,961

Total, net	15,815,135	17,826,219	46,249,552	30,808,238	6,471,460	83,529,250	124,337,444	241,508,048

a)	Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	September 30, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	12,841,334	22,147,278	40,227,995	21,173,427	4,106,686	65,508,108	124,384,688	224,881,408
Lower grade (*2)	—	—	6,480,613	11,257,485	957,541	18,695,639	2,903,673	21,599,312

Total	12,841,334	22,147,278	46,708,608	32,430,912	5,064,227	84,203,747	127,288,361	246,480,720

Value of collateral(*3)	—	477,517	18,718,567	26,294,266	2,808,414	47,821,247	105,818,495	154,117,259

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	15,815,135	17,826,219	38,405,298	17,985,120	4,546,178	60,936,596	120,252,187	214,830,137
Lower grade (*2)	—	—	7,203,345	12,550,168	1,763,658	21,517,171	3,232,521	24,749,692

Total	15,815,135	17,826,219	45,608,643	30,535,288	6,309,836	82,453,767	123,484,708	239,579,829

Value of collateral(*3)	—	358,456	17,182,861	24,978,778	3,838,833	46,000,472	104,257,623	150,616,551

(*1)	AAA ~ BBB for corporates, and 1~6 level for consumers
(*2)	BBB- ~ C for corporates, and 7~10 level for consumers
(*3)	The value of collateral is the allocated collateral amount when estimating the allowance for credit losses.

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 654,480 million Won and 708,732 million Won as of September 30, 2017 and as of December 31, 2016, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	September 30, 2017
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	12,295	46,545	—	58,840	535,347	594,187
30~59 days	—	—	751	15,145	—	15,896	74,128	90,024
60~89 days	—	—	929	11,356	1,049	13,334	43,017	56,351

Total	—	—	13,975	73,046	1,049	88,070	652,492	740,562

Value of collateral (*)	—	—	11,232	59,447	1,060	71,739	581,887	653,626

	December 31, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	6,583	41,329	—	47,912	511,722	559,634
30~59 days	—	—	263	8,064	—	8,327	72,583	80,910
60~89 days	—	—	130	1,906	—	2,036	33,996	36,032

Total	—	—	6,976	51,299	—	58,275	618,301	676,576

Value of collateral (*)	—	—	5,161	39,488	—	44,649	542,109	586,758

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 35,091 million Won and 28,796 million Won as of September 30, 2017 and December 31, 2016, respectively, which are deducted from the loans and receivables above.

c)	Individually impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	September 30, 2017
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	572,137	145,195	34,537	751,869	210,059	961,928
Value of collateral (*)	—	—	481,236	158,686	11,268	651,190	206,177	857,367

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	633,933	221,651	161,624	1,017,208	234,435	1,251,643
Value of collateral (*)	—	—	461,795	236,633	11,268	709,696	233,500	943,196

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 817,924 million Won and 1,056,433 million Won as of September 30, 2017 and December 31, 2016, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2017
	Held for trading	AFS securities	HTM securities	Total
AAA	1,150,515	9,771,020	15,539,139	26,460,674
AA- ~ AA+	—	2,145,724	676,955	2,822,679
BBB- ~ A+	—	194,828	—	194,828

Total	1,150,515	12,111,572	16,216,094	29,478,181

	December 31, 2016
	Held for trading	AFS securities	HTM securities	Total
AAA	1,140,928	9,908,516	13,342,384	24,391,828
AA- ~ AA+	—	1,477,709	449,882	1,927,591
BBB- ~ A+	—	186,691	—	186,691

Total	1,140,928	11,572,916	13,792,266	26,506,110

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank performs stress testing on monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel within the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, the interest rate risk is managed and measured based on the analysis of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”) by the scenarios. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

a)	Trading activities

The minimum, maximum and average VaR for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, and the VaR as of September 30, 2017 and December 31, 2016, respectively, are as follows (Unit: Korean Won in millions):

	As of September 30, 2017	For the nine months ended September 30, 2017			As of December 31, 2016	For the year ended December 31, 2016
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,647	3,806	4,918	2,467	3,250	2,844	6,430	1,367
Stock price	2,656	2,756	4,419	1,192	4,191	3,456	5,063	2,304
Foreign currencies	6,636	4,927	6,636	4,061	4,396	4,914	7,686	3,967
Commodity	8	39	188	4	152	113	325	21
Diversification	(5,135)	(4,370)	(6,798)	(2,097)	(5,630)	(5,355)	(10,385)	(4,034)

Total VaR	7,812	7,158	9,363	5,627	6,359	5,972	9,119	3,625

b)	Non-trading activities

The NII and NPV calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	September 30, 2017		December 31, 2016
	NII	NPV	NII	NPV
Base case	4,559,653	21,621,542	4,388,019	21,582,242
Base case (Prepay)	4,562,952	21,270,422	4,405,391	20,692,036
IR 100bp up	4,985,019	20,975,173	4,835,013	20,919,129
IR 100bp down	4,080,515	22,330,017	3,918,645	22,304,777
IR 200bp up	5,410,464	20,397,354	5,282,061	20,315,402
IR 200bp down	3,160,510	23,076,597	2,985,778	23,078,379
IR 300bp up	5,835,907	19,887,514	5,729,108	19,768,300
IR 300bp down	2,071,169	25,194,379	1,973,612	25,121,678

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		September 30, 2017
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	138,339,996	38,153,150	8,986,185	7,038,065	55,528,473	39,073,722	287,119,591
	AFS financial assets	3,523,590	1,867,114	2,981,294	2,603,187	4,835,254	664,583	16,475,022
	HTM financial assets	1,971,150	1,563,189	1,856,937	1,428,804	9,640,458	322,859	16,783,397

	Total	143,834,736	41,583,453	13,824,416	11,070,056	70,004,185	40,061,164	320,378,010

Liability	Deposits due to customers	98,637,858	35,895,411	30,610,579	14,977,529	36,931,267	20,080	217,072,724
	Borrowings	10,514,862	1,034,958	384,534	340,858	2,631,945	458,725	15,365,882
	Debentures	1,135,328	1,572,155	2,060,287	666,354	14,370,517	3,040,856	22,845,497

	Total	110,288,048	38,502,524	33,055,400	15,984,741	53,933,729	3,519,661	255,284,103

		December 31, 2016
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	135,557,398	40,538,479	7,495,772	7,170,044	53,206,944	34,687,775	278,656,412
	AFS financial assets	2,896,225	2,908,851	2,837,545	2,902,392	4,958,226	675,113	17,178,352
	HTM financial assets	2,672,430	1,515,213	1,246,503	1,143,170	6,851,166	874,298	14,302,780

	Total	141,126,053	44,962,543	11,579,820	11,215,606	65,016,336	36,237,186	310,137,544

Liability	Deposits due to customers	95,261,776	36,070,813	24,657,781	22,748,665	33,819,842	40,032	212,598,909
	Borrowings	11,303,870	852,447	491,330	368,431	2,781,917	421,272	16,219,267
	Debentures	1,591,345	1,781,725	606,539	1,089,673	10,549,803	4,106,259	19,725,344

	Total	108,156,991	38,704,985	25,755,650	24,206,769	47,151,562	4,567,563	248,543,520

3)	Currency risk

Currency risk occurs from the financial instrument denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean Won in millions):

		September 30, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	19,964	22,893,027	117,615	1,200,172	1,401	241,459	1,381	1,866,061	2,255,712	28,456,431
	Financial assets at FVTPL	38	43,101	31	316	—	—	40	53,467	100,593	197,477
	AFS financial assets	1,358	1,557,499	—	—	—	—	—	623	63,328	1,621,450
	HTM financial assets	51	58,541	—	—	—	—	—	—	33,646	92,187

	Total	21,411	24,552,168	117,646	1,200,488	1,401	241,459	1,421	1,920,151	2,453,279	30,367,545

Liability	Financial liabilities at FVTPL	53	60,773	89	907	—	—	103	138,974	166,648	367,302
	Deposits due to customer	8,798	10,088,206	145,160	1,481,247	904	155,854	491	662,876	607,469	12,995,652
	Borrowings	6,981	8,005,176	2,485	25,359	19	3,285	375	506,665	187,420	8,727,905
	Debentures	2,979	3,415,538	—	—	700	120,645	—	—	206,040	3,742,223
	Other financial liabilities	3,804	4,361,801	26,471	270,111	3,085	531,755	214	288,676	357,600	5,809,943

	Total	22,615	25,931,494	174,205	1,777,624	4,708	811,539	1,183	1,597,191	1,525,177	31,643,025

	Off-balance accounts	7,316	8,388,877	33,975	346,686	875	150,786	358	484,208	379,526	9,750,083

		December 31, 2016
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	19,815	23,946,599	108,867	1,128,742	706	122,295	1,541	1,953,058	2,559,691	29,710,385
	Financial assets at FVTPL	60	72,826	57	589	—	—	30	37,562	34,124	145,101
	AFS financial assets	718	868,018	—	—	—	—	—	570	52,977	921,565
	HTM financial assets	—	—	—	—	—	—	—	—	46,068	46,068

	Total	20,593	24,887,443	108,924	1,129,331	706	122,295	1,571	1,991,190	2,692,860	30,823,119

Liability	Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
	Deposits due to customer	9,073	10,964,130	124,781	1,293,742	1,098	190,268	650	823,718	953,350	14,225,208
	Borrowings	6,719	8,119,337	3,243	33,625	32	5,621	216	273,289	356,362	8,788,234
	Debentures	2,931	3,541,769	—	—	700	121,282	—	—	201,780	3,864,831
	Other financial liabilities	1,968	2,377,760	12,379	128,347	1,121	194,263	245	310,278	432,565	3,443,213

	Total	20,766	25,093,904	140,656	1,458,335	2,951	511,434	1,199	1,518,383	2,060,037	30,642,093

	Off-balance accounts	8,035	9,710,576	28,646	297,001	751	130,035	373	472,816	364,748	10,975,176

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	349,409	—	164,647	—	—	—	514,056
Deposits due to customers	137,697,396	29,641,598	24,377,840	18,669,929	7,089,363	773,687	218,249,813
Borrowings	6,122,133	2,486,580	1,126,915	1,536,930	3,747,733	458,302	15,478,593
Debentures	1,135,223	1,571,467	2,060,805	647,493	14,370,888	3,040,865	22,826,741
Other financial liabilities	15,653,304	—	—	—	—	2,792,398	18,445,702

Total	160,957,465	33,699,645	27,730,207	20,854,352	25,207,984	7,065,252	275,514,905

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	131,555,838	28,216,931	18,918,303	28,643,490	5,705,028	891,304	213,930,894
Borrowings	6,763,446	2,134,433	876,836	1,477,040	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	154,919,139	32,132,795	20,401,820	31,182,784	21,062,541	8,147,960	267,847,039

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	349,409	—	164,647	—	—	—	514,056
Deposits due to customers	149,645,315	30,828,939	19,788,771	11,269,978	6,078,430	254,271	217,865,704
Borrowings	6,122,133	2,486,580	1,126,915	1,536,930	3,747,733	458,302	15,478,593
Debentures	1,135,223	1,571,467	2,060,805	647,493	14,370,888	3,040,865	22,826,741
Other financial liabilities	15,653,304	—	—	—	—	2,792,398	18,445,702

Total	172,905,384	34,886,986	23,141,138	13,454,401	24,197,051	6,545,836	275,130,796

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	142,802,770	29,698,603	17,269,323	18,716,262	4,664,658	374,152	213,525,768
Borrowings	6,763,452	2,134,429	876,835	1,477,039	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	166,166,077	33,614,463	18,752,839	21,255,555	20,022,171	7,630,808	267,441,913

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, since the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2017 and December 31, 2016 is as follow:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2017	2,001,005	—	—	—	10,333	—	2,011,338
December 31, 2016	3,000,098	—	—	208	7,013	—	3,007,319

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Guarantees	13,909,308	14,953,197
Loan commitments	51,610,323	56,313,804

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approaches to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 6.25% and 5.38%, a minimum Tier 1 ratio of 7.75% and 6.88% and a minimum total regulatory capital of 9.75% and 8.88% as of September 30, 2017 and December 31, 2016.

Details of the Bank’s capital adequacy ratio as of September 30, 2017 and December 31, 2016 and are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Tier 1 capital	16,447,709	15,714,480
Other Tier 1 capital	3,034,556	3,275,496
Tier 2 capital	3,458,324	3,910,513

Total risk-adjusted capital	22,940,589	22,900,489

Risk-weighted assets for credit risk	138,781,075	138,018,500
Risk-weighted assets for market risk	2,497,170	2,277,809
Risk-weighted assets for operational risk	9,676,775	9,431,814

Total risk-weighted assets	150,955,020	149,728,123

Common Equity Tier 1 ratio	10.90%	10.50%

Tier 1 capital ratio	12.91%	12.68%

Total capital ratio	15.20%	15.29%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	September 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustment	Total
Assets	107,890,261	105,315,489	6,194,121	11,341,530	66,347,988	297,089,389	588,235	297,677,624
Liabilities	74,336,238	154,285,396	55,651	10,186,345	37,036,027	275,899,657	1,992,915	277,892,572

	December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustment	Total
Assets	105,931,025	104,937,198	6,337,634	8,111,230	63,365,346	288,682,433	2,089,710	290,772,143
Liabilities	62,294,922	162,937,921	55,785	7,287,850	36,396,452	268,972,930	1,946,695	270,919,625

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	2,332,134	2,196,051	108,570	14,328	593,056	5,244,139	237,917	5,482,056
Interest expense	(717,709)	(1,238,742)	(186)	—	(459,999)	(2,416,636)	199,946	(2,216,690)
Inter-segment	(379,017)	358,953	(100,697)	11,402	109,359	—	—	—

	1,235,408	1,316,262	7,687	25,730	242,416	2,827,503	437,863	3,265,366

Net non-interest income
Non-interest income	598,446	503,820	272,024	6,155,339	1,225,616	8,755,245	133,408	8,888,653
Non-interest expense	(182,815)	(104,265)	(152,512)	(6,125,701)	(999,431)	(7,564,724)	(550,266)	(8,114,990)
Inter-segment	73,469	44,857	—	—	(118,326)	—	—	—

	489,100	444,412	119,512	29,638	107,859	1,190,521	(416,858)	773,663

Other income (expense)
General and administrative expense	(1,337,679)	(618,969)	(8,434)	(11,309)	(376,105)	(2,352,496)	—	(2,352,496)
Impairment losses due to credit loss and others	(70,180)	(240,903)	15,005	20,356	141,101	(134,621)	(21,005)	(155,626)

	(1,407,859)	(859,872)	6,571	9,047	(235,004)	(2,487,117)	(21,005)	(2,508,122)

Operating income	316,649	900,802	133,770	64,415	115,271	1,530,907	—	1,530,907
Non-operating income (loss)	3,304	(3,097)	32,832	—	(21,088)	11,951	—	11,951

Net income before income tax expense	319,953	897,705	166,602	64,415	94,183	1,542,858	—	1,542,858
Income tax expense	(77,429)	(204,541)	(40,318)	(15,588)	(8,148)	(346,024)	—	(346,024)

Net income	242,524	693,164	126,284	48,827	86,035	1,196,834	—	1,196,834

	For the nine months ended September 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	2,228,511	2,293,660	114,282	14,666	694,792	5,345,911	220,856	5,566,767
Interest expense	(772,242)	(1,349,208)	(156)	(227)	(487,478)	(2,609,311)	216,590	(2,392,721)
Inter-segment	(367,470)	354,208	(104,388)	24,648	93,002	—	—	—

	1,088,799	1,298,660	9,738	39,087	300,316	2,736,600	437,446	3,174,046

Net non-interest income
Non-interest income	682,013	399,706	421,359	6,935,357	2,458,504	10,896,939	82,607	10,979,546
Non-interest expense	(286,919)	(20,284)	(302,723)	(6,923,656)	(2,383,930)	(9,917,512)	(535,492)	(10,453,004)
Inter-segment	25,747	34,649	—	—	(60,396)	—	—	—

	420,841	414,071	118,636	11,701	14,178	979,427	(452,885)	526,542

Other income (expense)
General and administrative expense	(1,310,731)	(700,794)	(9,490)	(12,104)	(126,291)	(2,159,410)	—	(2,159,410)
Impairment losses due to credit loss and others	(54,742)	(456,407)	(79,230)	9,867	172,269	(408,243)	15,439	(392,804)

	(1,365,473)	(1,157,201)	(88,720)	(2,237)	45,978	(2,567,653)	15,439	(2,552,214)

Operating income	144,167	555,530	39,654	48,551	360,472	1,148,374	—	1,148,374
Non-operating income (loss)	(30,997)	(2,754)	32,618	—	37,527	36,394	—	36,394

Net income before income tax expense	113,170	552,776	72,272	48,551	397,999	1,184,768	—	1,184,768
Income tax expense	(27,387)	(132,580)	(17,490)	(11,749)	(30,482)	(219,688)	—	(219,688)

Net income	85,783	420,196	54,782	36,802	367,517	965,080	—	965,080

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the nine months ended September 30, 2017 and 2016 amounted to 14,095,130 million Won and 16,338,395 million Won, respectively, and revenue from the foreign customers amounted to 275,579 million Won and 207,918 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of September 30, 2017 and December 31, 2016 are 7,224,940 million Won and 6,703,013 million Won, respectively, and foreign subsidiaries are 8,713 million Won and 9,059 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Cash	2,307,400	2,150,181
Foreign currencies	674,449	699,667
Demand deposits	1,907,444	3,144,208
Fixed deposits	161,685	109,973

Total	5,050,978	6,104,029

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Changes in other comprehensive income due to valuation of AFS financial assets	(32,644)	19,174
Changes in other comprehensive income (loss) of foreign currencies translation of foreign operations	(12,801)	(18,313)
Changes in other comprehensive loss due to re-measurement of defined benefit liabilities	12,868	(52,105)
Changes in investments in subsidiaries and associates due to debt-equity swap	49,599	—
Changes in investments in subsidiaries and associates due to accounts transfer	—	(137,849)
Changes in accrued dividends on hybrid equity securities	(1,502)	23,559

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Deposits:
Gold banking assets	26,305	26,180
Securities:
Debt securities
Korean treasury and government agencies	211,966	202,599
Financial institutions	938,549	938,329
Equity securities	2,179	24,762
Securities loaned	—	4,459

Sub-total	1,152,694	1,170,149

Derivative assets	1,835,347	2,880,543

Total	3,014,346	4,076,872

There are no financial assets designated at FVTPL as of September 30, 2017 and December 31, 2016.

8.	AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Debt securities:
Korean treasury and government agencies	2,523,774	2,839,623
Financial institutions	5,047,324	4,287,211
Corporates	2,767,763	3,061,002
Bonds in foreign currencies	1,601,812	891,501

Sub-total	11,940,673	11,079,337

Equity securities	1,267,158	1,282,090
Beneficiary certificates	4,103,933	5,250,856
Securities loaned	170,899	493,579

Total	17,482,663	18,105,862

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Korean treasury and government agencies	4,224,173	3,754,355
Financial institutions	6,658,634	5,168,487
Corporates	5,241,100	4,823,356
Bonds in foreign currencies	92,187	46,068

Total	16,216,094	13,792,266

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Due from banks	13,230,329	13,147,281
Loans	223,206,910	221,089,139
Other loans and receivables	11,745,971	7,271,628

Total	248,183,210	241,508,048

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	11,212,033	11,395,162
Others	59,089	56,355
Allowance for credit losses	(2,755)	(2,798)

Sub-total	11,268,367	11,448,719

Due from banks in foreign currencies:
Due from banks on demand	823,380	702,023
Time deposits	574,033	523,473
Others	566,311	474,472
Allowances for credit losses	(1,762)	(1,406)

Sub-total	1,961,962	1,698,562

Total	13,230,329	13,147,281

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2017	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The BOK	11,212,033	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	59,089	Central Counter Party KRW margin and others

Sub-Total		11,271,122

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	816,655	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	566,311	Deposits for foreign futures and option trading and others

Sub-Total		1,382,966

Total		12,654,088

	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The BOK	11,395,162	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	55,304	Central Counter Party KRW margin and others

Sub-Total		11,450,466

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	678,999	Reserve deposits under The BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	474,472	Deposits for foreign futures and option trading and others

Sub-Total		1,153,471

Total		12,603,937

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Loans in local currency	195,107,274	190,099,544
Loans in foreign currencies	7,732,554	8,697,795
Domestic banker’s letter of credit	2,750,451	3,754,030
Bills bought in foreign currencies	8,310,738	7,691,879
Bills bought in local currency	152,217	322,189
Factoring receivables	47,128	95,173
Advances for customers on guarantees	23,223	24,132
Private placement bonds	161,226	222,926
Call loans	1,794,771	2,813,706
Bonds purchased under resale agreements	8,107,499	8,532,924
Loan origination costs and fees	467,656	447,073
Others	626	21,626
Discounted Present value	(8,577)	(11,490)
Allowance for credit losses	(1,439,876)	(1,622,368)

Total	223,206,910	221,089,139

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Receivables	9,591,005	4,849,111
Accrued income	907,447	970,789
Telex and telephone subscription rights and refundable deposits	959,626	986,242
Other receivables	350,995	632,875
Allowance for credit losses	(63,102)	(167,389)

Total	11,745,971	7,271,628

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2017
	Consumers	Corporates	Others	Total
Beginning balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)
Net reversal of provision (net provision)	(95,254)	(313,956)	24,045	(385,165)
Recoveries	(32,454)	(63,145)	—	(95,599)
Charge-offs	94,733	305,998	50,665	451,396
Sales of loans and receivables	868	61,432	29,264	91,564
Unwinding effect	6,702	28,941	—	35,643
Others (*)	—	188,627	—	188,627

Ending balance	(180,743)	(1,259,133)	(67,619)	(1,507,495)

(*)	Others are due to debt-equity swap, fluctuation of foreign currencies exchange rates, etc.

	For the nine months ended September 30, 2016
	Consumers	Corporates	Others	Total
Beginning balance	(196,056)	(1,649,828)	(417,602)	(2,263,486)
Net reversal of provision	(65,185)	(506,606)	(26,039)	(597,830)
Recoveries	(41,778)	(147,610)	—	(189,388)
Charge-offs	120,805	509,156	215,338	845,299
Sales of loans and receivables	2,017	104,844	91,767	198,628
Unwinding effect	7,818	54,690	—	62,508
Others	(16)	33,984	(1)	33,967

Ending balance	(172,395)	(1,601,370)	(136,537)	(1,910,302)

(*)	Others are due to debt-equity swap, fluctuation of foreign currencies exchange rates, and etc.

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean Won in millions):

	September 30, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets at FVTPL
Deposits	26,305	—	—	26,305
Debt securities	211,966	938,549	—	1,150,515
Equity securities	2,179	—	—	2,179
Derivative assets	4,814	1,800,055	30,478	1,835,347

Sub-total	245,264	2,738,604	30,478	3,014,346

AFS financial assets
Debt securities	2,412,277	9,528,396	—	11,940,673
Equity securities	382,184	—	884,974	1,267,158
Beneficiary certificates	—	3,462,355	641,578	4,103,933
Securities loaned	79,955	90,944	—	170,899

Sub-total	2,874,416	13,081,695	1,526,552	17,482,663

Derivative assets	—	109,385	—	109,385

Total	3,119,680	15,929,684	1,557,030	20,606,394

	September 30, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	26,327	—	—	26,327
Derivative liabilities	3,545	1,946,644	37,804	1,987,993

Sub-total	29,872	1,946,644	37,804	2,014,320

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	349,409	349,409
Debentures	—	92,941	—	92,941

Sub-total	—	92,941	349,409	442,350

Derivative liabilities	—	23,345	—	23,345

Total	29,872	2,062,930	387,213	2,480,015

	December 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets at FVTPL
Deposits	26,180	—	—	26,180
Debt securities	202,598	938,330	—	1,140,928
Equity securities	24,762	—	—	24,762
Securities loaned	4,459	—	—	4,459
Derivative assets	3,233	2,854,248	23,062	2,880,543

Sub-total	261,232	3,792,578	23,062	4,076,872

AFS financial assets
Debt securities	1,422,209	9,657,128	—	11,079,337
Equity securities	427,084	—	855,006	1,282,090
Beneficiary certificates	—	4,738,287	512,569	5,250,856
Securities loaned	391,279	102,300	—	493,579

Sub-total	2,240,572	14,497,715	1,367,575	18,105,862

Derivative assets	—	140,478	99	140,577

Total	2,501,804	18,430,771	1,390,736	22,323,311

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,964,912	33,436	3,000,098

Sub-total	28,251	2,964,912	33,436	3,026,599

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub Total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,065,304	707,145	3,800,700

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(*2)	Certain AFS unquoted equity securities were measured at cost as of September 30, 2017 and December 31, 2016, that are amounting to 44,840 million Won and 38,401 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, the Bank has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though K-IFRS requires them to be subsequently measured at their fair value, since they do not have quoted market prices in an active market and cannot be measured at fair value reliably. The carrying amount of the financial assets which have been disposed for the nine months ended September 30, 2017 is 910 million Won and the related loss from the disposals is 102 million Won.

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread
Equity securities

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta
Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market. However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.
Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate
Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Techniques for the financial assets and financial liabilities at level 3 and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.700~0.980	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	16.8%~33.8%	Variation of fair value increases as volatility increases.
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.700~0.980	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	16.8%~33.8%	Variation of fair value increases as volatility increases.
Equity linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.159~0.701

Equity linked securities’ fair value increases if both volatility and correlation coefficient increase. However when correlation coefficient decreases, despite the increase in volatility, the fair value of compound financial instrument may decrease.

		Volatility of underlying asset	9.1%~40.6%
Equity securities	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases.

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2017
	January 1, 2017	Net Income (*1)	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2017
Financial assets:
Financial assets at FVTPL
Derivative assets	23,062	24,670	—	583	(17,837)	—	30,478
AFS financial assets
Equity securities	855,006	22,189	15,927	30,016	(38,164)	—	884,974
Beneficiary certificates	512,569	3,980	1,564	212,666	(89,201)	—	641,578

Sub-total	1,367,575	26,169	17,491	242,682	(127,365)	—	1,526,552

Derivative assets	99	185	—	—	(284)	—	—

Total	1,390,736	51,024	17,491	243,265	(145,486)	—	1,557,030

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,436	22,161	—	500	(18,293)	—	37,804
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	104,217	—	—	(428,517)	—	349,409

Total	707,145	126,378	—	500	(446,810)	—	387,213

(*1)	The losses which increase the financial liabilities are presented as positive amounts and the gains which decrease the financial liabilities are presented as negative amounts. The loss amounting to 62,976 million Won for the nine months ended September 30, 2017 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.

	For the nine months ended September 30, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2016
Financial assets:
Financial assets at FVTPL
Derivative assets (*3)	78,676	(2,900)	—	12,182	(11,311)	(540)	76,107

AFS financial assets
Equity securities (*4)	833,744	(4,698)	55,527	193,535	(121,043)	(17,455)	939,610
Beneficiary certificates	365,896	14,283	673	114,800	(33,503)	—	462,149
Others	5,308	595	(643)	—	(5,260)	—	—

Sub-total	1,204,948	10,180	55,557	308,335	(159,806)	(17,455)	1,401,759

Derivative assets	5,973	3,716	—	—	(9,635)	—	54

Total	1,289,597	10,996	55,557	320,517	(180,752)	(17,995)	1,477,920

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,601	785	—	—	(16,535)	—	62,851
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	44,006	—	983	(142,349)	—	649,991

Total	825,952	44,791	—	983	(158,884)	—	712,842

(*1)	The losses which increase the financial liabilities are presented as positive amounts and the gains which decrease the financial liabilities are presented as negative amounts. The loss amounting to 31,437 million Won for the nine months ended September 30, 2016 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of currency related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists. Also, AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using the external valuation specialists from previously using quoted prices in the active market.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments for the nine months ended September 30, 2017 and for the year ended December 31, 2016 (Unit: Korean Won in millions):

	As of September 30, 2017				As of December 31, 2016
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)(*2)	3,516	(4,690)	—	—	861	(2,248)	—	—
AFS Financial Assets
Equity securities (*3) (*4)	—	—	26,989	(16,522)	—	—	24,270	(16,223)
Beneficiary certificates (*4)	—	—	2,266	(2,202)	—	—	2,813	(2,754)

Total	3,516	(4,690)	29,255	(18,724)	861	(2,248)	27,083	(18,977)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	7,080	(5,726)	—	—	4,892	(3,568)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	144	(125)	—	—	905	(857)	—	—

Total	7,224	(5,851)	—	—	5,797	(4,425)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,605,876	14,628,434	—	16,234,310	16,216,094
Loans and receivables	—	—	248,131,457	248,131,457	248,183,210
Financial liabilities:
Deposits due to customers	—	215,896,353	—	215,896,353	215,888,152
Borrowings	—	15,199,577	—	15,199,577	15,204,833
Debentures	—	21,411,662	—	21,411,662	21,255,612
Other financial liabilities	—	22,298,231	—	22,298,231	22,298,777

	December 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	741,880	13,125,715	—	13,867,595	13,792,266
Loans and receivables	—	—	242,668,472	242,668,472	241,508,048
Financial liabilities:
Deposits due to customers	—	211,370,812	—	211,370,812	211,382,380
Borrowings	—	16,076,215	—	16,076,215	16,060,821
Debentures	—	18,401,138	—	18,401,138	18,166,057
Other financial liabilities	—	20,826,846	—	20,826,846	20,827,284

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still has continuous involvements are as follows (Unit: Korean Won in millions):

September 30, 2017
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	—

(*)	The post settlement had been settled and there are no financial instruments that meet the derecognition conditions but the Bank still has continuous involvements as of September 30, 2017.

	December 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	As the amounts to be settled after the auction of collaterals are not fixed yet, expected cash flow cannot be reliably measured as of September 30, 2017 and December 31, 2016, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039, the Bank derecognized the financial asset from the separate financial statements applying the exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		September 30, 2017	December 31, 2016
Assets transferred	AFS financial assets	10,018	220,098
	HTM financial assets	5,432	7,133

	Total	15,450	227,231

Related liabilities	Bonds sold under repurchase agreements	3,386	106,605

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Korean equity securities	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies and others	170,899	493,579	Korea Securities Finance Corporation and others

	Total	170,899	498,038

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or Securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s separate statements of financial position respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. The Bank has also entered into a purchase and resale agreements and accounted it as secured loans. The repurchase and resale agreements can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of September 30, 2017 and December 31, 2016, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as follows (Unit: Korean Won in millions):

	September 30, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	1,757,013	2,162	1,754,851
Receivable spot exchange (*2)	8,777,157	—	8,777,157	9,969,738	1,164	561,106
Bonds purchased under resale agreements (*2)	8,107,499	—	8,107,499	8,107,499	—	—
Domestic exchanges receivable (*2)(*5)	27,649,900	27,389,521	260,379	—	—	260,379

Total	46,291,569	27,391,683	18,899,886	18,077,237	1,164	821,485

	September 30, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,030,146	2,162	2,027,984
Payable spot exchange (*3)	8,776,351	—	8,776,351	10,125,919	185,152	493,264
Bonds sold under repurchase agreements (*4)	3,386	—	3,386	3,386	—	—
Domestic exchanges payable (*3)(*5)	32,052,706	27,389,521	4,663,185	4,663,185	—	—

Total	42,862,589	27,391,683	15,470,906	14,792,490	185,152	493,264

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,954,667	8,442	2,946,225
Receivable spot exchange (*2)	4,375,738	—	4,375,738	6,239,981	69,834	1,012,148
Bonds purchased under resale agreements (*2)	8,532,924	—	8,532,924	8,532,924	—	—
Domestic exchanges receivable (*2)(*5)	31,452,718	30,883,281	569,437	—	—	569,437

Total	47,316,047	30,891,723	16,424,324	14,772,905	69,834	1,581,585

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,459,959	8,442	3,451,517
Payable spot exchange (*3)	4,380,424	—	4,380,424	6,389,463	105,270	1,337,208
Bonds sold under repurchase agreements (*4)	106,605	—	106,605	106,605	—	—
Domestic exchanges payable (*3)(*5)	39,341,233	30,883,281	8,457,952	6,161,151	—	2,296,801

Total	47,288,221	30,891,723	16,396,498	12,657,219	105,270	3,634,009

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, CNY in 100 millions, RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands, PHP in 100 millions, VND in trillions):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development & maintenance
Woori Private Equity Asset Management Co., Ltd.	Korea	KRW	300	Finance
Woori Finance Research Institute Co., Ltd.	Korea	KRW	30	Other service business
Woori Card Co., Ltd. (*1)	Korea	KRW	8,963	Finance
Woori Investment Bank Co., Ltd.	Korea	KRW	2,371	Other credit finance business
Woori Private Equity Fund (*2)	Korea	KRW	—	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank (*1)	America	USD	19,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk (*1)(*3)	Indonesia	IDR	6,720	”
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	”
Woori Bank China Limited	China	CNY	21.6	”
AO Woori Bank	Russia	RUB	14.5	”
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	”
Korea BTL Infrastructure Fund (*1)	Korea	KRW	7,800	”
Woori Fund Service Co., Ltd.	Korea	KRW	100	”
Woori Finance Cambodia PLC. (*1)	Cambodia	USD	1,300	”
Woori Finance Myanmar Co., Ltd. (*1)	Myanmar	USD	1,200	”
Wealth Development Bank	Philippine	PHP	7.7	”
Woori Bank Vietnam Limited	Vietnam	VND	3	”

	September 30, 2017			December 31, 2016
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Sep.30,2017	4,900,000	100.0	Dec.31,2016
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	Sep.30,2017	6,000,000	100.0	Dec.31,2016
Woori Finance Research Institute Co., Ltd.	600,000	100.0	Sep.30,2017	600,000	100.0	Dec.31,2016
Woori Card Co., Ltd. (*1)	179,266,200	100.0	Sep.30,2017	169,266,200	100.0	Dec.31,2016
Woori Investment Bank Co., Ltd.	275,761,491	58.2	Sep.30,2017	275,761,491	58.2	Dec.31,2016
Woori Private Equity Fund (*2)	—	—	Sep.30,2017	46,061	28.9	Dec.31,2016
Woori Credit Information Co., Ltd.	1,008,000	100.0	Sep.30,2017	1,008,000	100.0	Dec.31,2016
Woori America Bank (*1)	38,500,000	100.0	Sep.30,2017	24,500,000	100.0	Dec.31,2016
PT Bank Woori Saudara Indonesia 1906 Tbk (*3)	5,256,690,211	79.9	Sep.30,2017	3,754,701,359	74.0	Dec.31,2016
Woori Global Markets Asia Limited	78,000,000	100.0	Sep.30,2017	78,000,000	100.0	Dec.31,2016
Woori Bank China Limited	—	100.0	Sep.30,2017	—	100.0	Dec.31,2016
AO Woori Bank	57,999,999	100.0	Sep.30,2017	57,999,999	100.0	Dec.31,2016
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	Sep.30,2017	77,093,999	100.0	Dec.31,2016
Korea BTL Infrastructure Fund (*1)	155,805,801	99.9	Sep.30,2017	155,270,233	99.9	Dec.31,2016
Woori Fund Service Co., Ltd.	2,000,000	100.0	Sep.30,2017	2,000,000	100.0	Dec.31,2016
Woori Finance Cambodia PLC. (*1)	13,000,000	100.0	Sep.30,2017	3,000,000	100.0	Dec.31,2016
Woori Finance Myanmar Co., Ltd. (*1)	1,200,000	100.0	Sep.30,2017	200,000	100.0	Dec.31,2016
Wealth Development Bank	3,931,365	51.0	Sep.30,2017	3,931,365	51.0	Dec.31,2016
Woori Bank Vietnam Limited	—	100.0	Sep.30,2017	—	100.0	Dec.31,2016

(*1)	The Bank’s capital stock and number of holding shares have increased, attributed to capital increase of subsidiaries during the nine months ended September 30, 2017.
(*2)	Due to liquidation of Woori Private Equity Asset Management Co., Ltd., the entity was excluded from subsidiaries during the nine months ended September 30, 2017.
(*3)	The ownership ratio has been increased, attributed to unequal capital increase of the subsidiary.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities which the Bank controls are as follows:

	As of September 30, 2017
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 19 structures entities	Korea	Asset securitization	—	Sep.30, 2017
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Sep.30, 2017
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Sep.30, 2017
Structured entities established for investment in securities and others
Samsung Plus Private Equity Investment Trust 36th and 20 structures entities	Korea	Securities investments	100.0	Sep.30, 2017
HeungkukWoori Tech Company Private Placement Investment Trust No.1	Korea	”	98.0	Sep.30, 2017
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Sep.30, 2017

	As of December 31, 2016
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Dec.31, 2016
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Dec.31, 2016
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Dec.31, 2016
Structured entities established for investment in securities and others
Samsung Plus Private Equity Investment Trust 36th and 33 structures entities	Korea	Securities investments	100.0	Dec.31, 2016
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Dec.31, 2016

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of September 30, 2017 and December 31, 2016

	As of September 30, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9
Hana Qualified Investor Private Real Estate Investment Trust No.41-1 (*)	Korea	Securities investments	77.0

	As of December 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9
Kiwoom Frontier Professional Investment Private Fund 6(Bond) (*)	Korea	Securities investments	50.0

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				September 30, 2017
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Jun.30, 2017(*6)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund (*15)	Korea	—	Other Finance Business	—	21.4	Sep.30, 2017
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Aug.31, 2017(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Sep.30, 2017
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Aug.31, 2017(*6)
Chin Hung International Inc. (*5)(*9)	Korea	733	Construction	37,059,405	25.3	Aug.31, 2017(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,142,782	29.7	Jun.30, 2017(*6)
STX Engine Co., Ltd. (*1)(*5)	Korea	691	Manufacturing	8,082,650	29.2	Jun.30, 2017(*6)
Samho International Co., Ltd. (*5)(*17)	Korea	—	Construction	—	—	—
Force TEC Co., Ltd. (*4)(*11)	Korea	—	Freight & staffing	—	—	—
STX Corporation (*1)(*5)(*12)	Korea	4,785	Wholesale of non-specialized goods	37,724,008	19.7	Jun.30, 2017(*6)
Saman Corporation (*2)	Korea	7	General construction Technology service	12,542	9.2	Jun.30, 2017(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
Deokwon Food Co., Ltd. (*4)(*14)	Korea	—	Poultry processing and storage	—	—	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)(*10)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*4)(*10)	Korea	16	Manufacturing	919,972	28.1	—
Hyunwoo International Co., Ltd. (*4)(*10)	Korea	12	Manufacturing	59,873	25.9	—
Jiwon Plating Co., Ltd. (*4)(*16)	Korea	7	Plating	28,705	20.5
Cultizm Korea LTD Co., Ltd. (*4)(*16)	Korea	14	Wholesale and retail sales	858	31.3
Woori Growth Partnerships New Technology Private Equity Fund (*13)	Korea	1,222	Other financial services	28,203	23.1	Sep.30, 2017
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd.(*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—

				September 30, 2017
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
2016KIF-IMM Woori Bank Technology Venture Fund (*13)	Korea	297	Other financial services	5,940,000,000	20.0	Sep.30, 2017
K BANK Co., Ltd. (*2)(*13)	Korea	3,368	Finance	8,734,300	13.0	Aug.31, 2017(*6)
Smart Private Equity Fund No.2 (*8)	Korea	150	Other financial services	3,000	20.0	Sep.30, 2017
Woori Bank-Company K Korea Movie Asset Fund (*8)	Korea	60	Other financial services	1,500	25.0	Sep.30, 2017
Well to Sea No.3 Private Equity Fund (*8)	Korea	2,051	Finance	102,500,000,000	50.0	Jun.30, 2017(*6)

				December 31, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep.30, 2016(*6)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Korea	295	Other Finance Business	6,332,435,273	21.4	Dec.31, 2016
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Nov.30, 2016(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec.31, 2016
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov.30, 2016(*6)
Chin Hung International Inc. (*5)(*9)	Korea	769	Construction	43,709,400	28.4	Nov.30, 2016(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,146,811	29.7	Sep.30, 2016(*6)
STX Engine Co., Ltd. (*1)(*5)	Korea	691	Manufacturing	8,082,650	29.2	Sep.30, 2016(*6)
Samho International Co., Ltd. (*5)(*17)	Korea	759	Construction	1,190,000	7.8	Dec.31, 2016
Force TEC Co., Ltd. (*4)(*11)	Korea	118	Freight & staffing	8,087,128	34.4	—
STX Corporation (*1)(*5)(*12)	Korea	748	Wholesale of non-specialized goods	4,472,248	9.5	Sep.30, 2016(*6)
Saman Corporation (*2)	Korea	7	General construction Technology service	12,542	9.2	Sep.30, 2016(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
Deokwon Food Co., Ltd. (*4) (*14)	Korea	3	Poultry processing and storage	14,300	27.3	—
QTS Shipping Co., Ltd. (*4)	Korea	3	Complex transportation brokerage	17,460	49.4	—
Woori Growth Partnerships New Technology Private Equity Fund (*13)	Korea	589	Other finance services	13,602	23.1	Dec.31, 2016
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*13)	Korea	90	Other financial services	1,800,000,000	20.0	Dec.31, 2016
K BANK Co., Ltd. (*2)(*13)	Korea	2500	Finance	6,500,000	13.0	Nov.30, 2016(*6)

(*1)	The Bank has significant influence in the creditors’ council which makes the financial and operating policy decisions.
(*2)	The Bank can participate in the decision making body and exercise significant influence over the associates through business partnerships.
(*3)	Most of the significant business transactions are with the Bank as of September 30, 2017 and December 31, 2016.

(*4)	The carrying values of investments in Reading Doctors Co., Ltd., PREXCO Co., Ltd. and Hyunwoo International Co., Ltd., Jiwon Plating Co., Ltd. and Cultizm Korea LTD Co., Ltd., are nil as of September 30, 2017 and those of investments in Force TEC Co., Ltd. and Deokwon Food Co., Ltd., are nil as of December 31, 2016. Furthermore, those of investments in Dongwoo C&C Co., Ltd., SJCO Co., Ltd., G2 collection Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., QTS Shipping Co., Ltd., DAEA SNC Co., Ltd and ARES-TECH Co., Ltd. are nil as of both December 31, 2016 and September 30, 2017.
(*5)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 5,980, previous year: KRW 8,480), Chin Hung International Inc. (current period: KRW 1,990, previous year: KRW 2,090), STX Engine Co., Ltd. (current period: KRW 12,150, previous year: KRW 6,630), Samho International Co., Ltd. (previous year: KRW 16,900), STX Corporation. (previous year: KRW 1,660).
(*6)	The significant transactions and events between the end of reporting period of the associates and the Bank have been properly incorporated.
(*7)	The Bank has sold a part of shares of the associate so the number of shares holding has decreased during the nine months ended September 30, 2017.
(*8)	Due to capital contribution by the Bank during the nine months ended September 30, 2017, the entities were included in the investment in associates.
(*9)	Due to the consolidation of stocks and debt-equity swap of the associates, the Bank’s number of holding shares and ownership ratio decreased during the nine months ended September 30, 2017.
(*10)	Even though the Bank’s ownership ratio of the entity was more than 20%, the Bank did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates. However, as the workout process was completed during the nine months ended September 30, 2017, it has been included in the investment in associates.
(*11)	Force TEC Co., Ltd. is not in scope for the associates, because the Bank does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of September 30, 2017.
(*12)	Due to debt-equity swap of the associate, capital stock, the Bank’s number of holding shares and ownership ratio increased during the nine months ended September 30, 2017.
(*13)	Due to capital increase of associates, the Bank’s number of capital stock and holding shares increased during the nine months ended September 30, 2017.
(*14)	As the Bank sold its entire ownership interest of the entity, it was excluded from the investment in associates during the nine months ended September 30, 2017.
(*15)	As the associate is on the liquidation process, it has returned the capital contribution of the Bank during the nine months ended September 30, 2017 and the Bank does not have capital stock and holding shares as of September 30, 2017. The residual property of the entity is to be distributed according to ownership ratio.
(*16)	Due to debt-equity swap, the entity was included in the investment in associates during the nine months ended September 30, 2017.
(*17)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of September 30, 2017 and December 31, 2016 are as follows:

	As of September 30, 2017
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	21.4%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%
Protronics Co., Ltd.	95,921	48.1%
Gil Co., Ltd.	44,662	26.1%
Instern Co., Ltd.	14,296	20.1%

	As of December 31, 2016
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
Reading Doctors Co., Ltd.	7,398	35.4%
PREXCO Co., Ltd.	919,972	28.1%
Hyunwoo International Co., Ltd.	59,873	25.9%

(*)	Even though the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the nine months ended September 30, 2017
Investee	January 1, 2017	Acquisitions (*)	Disposals and others	Impairment	September 30, 2017
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	100,000	—	—	1,274,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	9,018	—	(9,018)	—	—
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	79,100	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	112,613	—	—	328,013
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	780,525	2,698	(59)	—	783,164
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia PLC.	4,600	11,250	—	—	15,850
Woori Finance Myanmar Co., Ltd.	2,389	11,260	—	—	13,649
Wealth Development Bank	25,675	—	(1,320)	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	5,418	—	(5,418)	—	—
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	67,467	41,053	—	(34,771)	73,749
Poonglim Industrial Co., Ltd.	4,256	—	—	(4,250)	6
STX Engine Co., Ltd.	44,615	—	—	—	44,615
SamHo Co., Ltd.	7,492	—	(7,492)	—	—
STX Corporation	7,424	8,546	—	(8,161)	7,809
Saman Corporation	8,521	—	—	—	8,521
Woori Growth Partnerships New Technology Private Equity Fund	13,602	15,099	(498)	—	28,203
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	4,140	—	—	5,940
K BANK Co., Ltd.	32,500	11,172	—	—	43,672

	For the nine months ended September 30, 2017
Investee	January 1, 2017	Acquisitions (*)	Disposals and others	Impairment	September 30, 2017
Smart Private Equity Fund No.2	—	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	—	1,500	—	—	1,500
Well to Sea No.3 Private Equity Fund	—	102,500	(250)	—	102,250

	3,779,169	503,931	(24,055)	(47,182)	4,211,863

(*1)	Investments in associates increased by 49,599 million Won through debt-equity swap occurred during the nine months ended September 30, 2017.

	For the nine months ended September 30, 2016
Investee	January 1, 2016	Acquisitions (*1)	Disposals and others (*2)(*3)	Impairment	September 30, 2016
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	(2,279)	—	9,018
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	735,173	42,000	(526)	—	776,647
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia PLC.	4,600	—	—	—	4,600
Woori Finance Myanmar Co., Ltd.	2,389	—	—	—	2,389
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	35,682	—	(9,984)	—	25,698
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
United PF 1st Corporate Financial Stability	172,441	—	(172,441)	—	—
Chin Hung International Inc.	67,467	—	—	—	67,467
Poonglim Industrial Co., Ltd.	5,123	—	—	(302)	4,821
STX Engine Co., Ltd.	50,831	—	—	(6,216)	44,615
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	(4,025)	10,286
Osung LST Co., Ltd.	6,453	—	(6,453)	—	—
Saman Corporation	8,521	—	—	—	8,521
K-Growth crowd 2step Fund	—	800	(800)	—	—
Woori Growth Partnerships New Technology Private Equity Fund	—	9,561	—	—	9,561

	3,730,247	52,361	(192,483)	(10,543)	3,579,582

(*1)	AFS financial assets decreased by 5,421 million Won through transfers to investments in associates occurred during the nine months ended September 30, 2016
(*2)	Investments in associates decreased by 136,817 million Won through transfers to AFS financial assets occurred during the nine months ended September 30, 2016.
(*3)	Investments in associates decreased by 6,453 million Won through transfers to assets held for sale occurred during the nine months ended September 30, 2016.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Acquisition cost	371,000	372,255
Accumulated depreciation	(26,665)	(23,862)

Net carrying value	344,335	348,393

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Beginning balance	348,393	344,892
Acquisition	2,647	—
Depreciation	(2,679)	(2,659)
Transfers	(3,989)	16,319
Foreign currencies translation adjustments	(37)	(46)

Ending balance	344,335	358,506

(3)	Fair value of investment properties is amounting to 369,374 million Won and 374,106 million Won as of September 30, 2017 and December 31, 2016, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of September 30, 2017 and December 31, 2016.

(4)	Rental fee earned from investment properties is amounting to 10,647 million Won and 10,286 million Won for the nine months ended September 30, 2017 and 2016, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2017
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,476,602	847,426	494,060	385,917	60,422	3,264,427
Accumulated depreciation	—	(172,924)	(374,670)	(336,269)	—	(883,863)

Net carrying value	1,476,602	674,502	119,390	49,648	60,422	2,380,564

	December 31, 2016
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,472,720	835,671	472,676	381,593	13,663	3,176,323
Accumulated depreciation	—	(155,905)	(351,103)	(327,035)	—	(834,043)

Net carrying value	1,472,720	679,766	121,573	54,558	13,663	2,342,280

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2017
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280
Acquisitions	4,244	17,300	30,325	12,041	47,006	110,916
Disposals	(891)	(2,593)	(66)	(593)	—	(4,143)
Depreciation	—	(18,811)	(32,221)	(21,725)	—	(72,757)
Classified to assets held for sale	(3,642)	(1,059)	—	—	—	(4,701)
Transfer	4,200	(58)	67	—	(220)	3,989
Foreign currencies translation adjustments	(29)	(34)	(69)	(139)	(27)	(298)
Others	—	(9)	(219)	5,506	—	5,278

Ending balance	1,476,602	674,502	119,390	49,648	60,422	2,380,564

	For the nine months ended September 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,478,209	691,830	106,155	64,790	522	2,341,506
Acquisitions	—	11,384	42,714	13,730	2,525	70,353
Disposals	(30)	—	(174)	(1,583)	(67)	(1,854)
Depreciation	—	(18,436)	(31,518)	(36,437)	—	(86,391)
Classified to assets held for sale	(4,368)	(2,941)	—	—	—	(7,309)
Transfers	(11,198)	(5,121)	—	—	—	(16,319)
Foreign currencies translation adjustments	(35)	(84)	(73)	(58)	(13)	(263)
Others	145	(9)	25	19,085	—	19,246

Ending balance	1,462,723	676,623	117,129	59,527	2,967	2,318,969

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2017
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	772	214,306	572,381	11,809	799,268
Accumulated amortization	(440)	(24,175)	(475,394)	—	(500,009)
Accumulated impairment losses	—	—	—	(2,368)	(2,368)

Net carrying value	332	190,131	96,987	9,441	296,891

	December 31, 2016
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	625	117,954	566,054	11,921	696,554
Accumulated amortization	(367)	(17,114)	(434,540)	—	(452,021)
Accumulated impairment losses	—	—	—	(2,303)	(2,303)

Net carrying value	258	100,840	131,514	9,618	242,230

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	258	100,840	131,514	9,618	242,230
Acquisition	146	96,449	13,541	220	110,356
Disposals	—	—	—	(316)	(316)
Amortization (*)	(72)	(7,067)	(42,132)	—	(49,271)
Impairment loss	—	—	—	(65)	(65)
Transfer	—	(36)	36	—	—
Foreign currencies translation adjustment	—	—	180	(16)	164
Others	—	(55)	(6,152)	—	(6,207)

Ending balance	332	190,131	96,987	9,441	296,891

(*)	Amortization of other intangible assets amounting to 36,419 million Won is included in other operating expenses.

	For the nine months ended September 30, 2016
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	283	14,248	164,279	8,710	187,520
Acquisition	—	16,296	36,370	1,384	54,050
Disposals	—	—	—	(739)	(739)
Amortization	(59)	(1,744)	(39,520)	—	(41,323)
Reversal of impairment loss	—	—	—	269	269
Foreign currencies translation adjustments	—	(1)	(17)	48	30
Others	—	—	1,522	—	1,522

Ending balance	224	28,799	162,634	9,672	201,329

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Premises and equipment and others	1,979	2,342

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	9,298	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	228,393	Foreign margin deposit for future or option and others

Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	269,686	Substitute securities and others

AFS financial assets	Corporate bonds	Korea Securities Depository	10,018	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	1,578,007	Settlement risk and others

HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository	5,432	Related to bonds sold under repurchase agreements (*)

	Financial institutions debt securities and others	BOK and others	8,071,913	Settlement risk and others

Total			10,172,747

(*)	The Bank has the agreements to repurchase the sold assets as the pre-determined price or the price which include the rate of return and provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bond sold under repurchase agreements).

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	22,870	Margin deposit for future or option and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	225,169	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	458,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	220,098	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	3,116,810	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	6,181,192	Settlement risk and others

		Total	10,231,748

(*)	The Bank has the agreements to repurchase the sold assets as the pre-determined price or the price which include the rate of return and provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bond sold under repurchase agreements).

(2)	There is no asset the Bank has acquired through foreclosure as of September 30, 2017 and December 31, 2016, respectively.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Korean equity securities	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds and others	170,899	493,579	Korea Securities Finance Corporation and others

Total		170,899	498,038

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of September 30, 2017 and December 31, 2016 are as follows (Unit: Korean Won in millions):

	September 30, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,509,989	—

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,746,101	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Prepaid expenses	177,761	92,895
Advance payments	3,168	404
Others	2,540	3,627

Total	183,469	96,926

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Financial liabilities held for trading	2,014,320	3,026,599
Financial liabilities designated at FVTPL	442,350	766,880

Total	2,456,670	3,793,479

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Deposits
Gold banking liabilities	26,327	26,501
Derivative liabilities	1,987,993	3,000,098

Total	2,014,320	3,026,599

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Equity linked securities index
Equity linked securities index in short position	349,409	673,906
Debentures
Debentures in local currency	92,941	92,974

Total	442,350	766,880

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Financial liabilities designated at FVTPL subject to credit risk adjustments	442,350	745,038
Changes in fair value for credit risk adjustments	(117)	(841)
Accumulated changes in fair value of credit risk adjustments	(15,878)	(15,814)

Credit risk adjustments are applied to reflect the Bank’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity is as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Carrying amount	442,350	766,880
Nominal amount at maturity	456,732	902,375

Difference	(14,382)	(135,495)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Deposits in local currency:
Deposits on demand	8,773,054	9,496,455
Deposits at termination	188,387,034	183,864,984
Mutual installment	34,821	37,128
Certificate of deposits	5,749,197	3,782,549

Sub-total	202,944,106	197,181,116

Deposits in foreign currencies	12,995,652	14,225,208
Present value discount	(51,606)	(23,944)

Total	215,888,152	211,382,380

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	September 30, 2017
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,457,178
Borrowing from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,634,535
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,101,186

Sub-total			6,192,899

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.5	7,920,171
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	30,273

Sub-total			7,950,444

Bills sold	Others	0.0 ~ 1.2	30,643
Call-money	Banks and others	0.0 ~ 4.4	1,027,750
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 8.6	3,386
Present value discount			(289)

Total			15,204,833

	December 31, 2016
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,598,553
Borrowing from government funds	Small & Medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,446,894

Sub-total			6,580,254

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 5.2	7,547,555
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,127

Sub-total			7,565,682

Bills sold	Others	0.0 ~ 1.6	26,895
Call-money	Banks and others	0.0 ~ 5.1	1,782,052
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	106,605
Present value discount			(667)

Total			16,060,821

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2017		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.5 ~ 5.8	16,575,018	1.5 ~ 7.2	12,889,422
Subordinated bonds	3.4 ~ 5.9	4,708,424	3.0 ~ 5.9	5,309,375

Sub-total		21,283,442		18,198,797

Discount on bonds		(27,830)		(32,740)

Total		21,255,612		18,166,057

(*)	Included debentures under fair value hedge relationships are 3,355,581 million Won and 3,610,193 million Won as of September 30, 2017 and December 31, 2016, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Asset retirement obligation	56,210	52,838
Provisions for guarantees (*1)	195,387	240,023
Provisions for unused commitments	52,356	53,919
Provisions for customer reward credits	36,751	18,170
Other provisions (*2)	16,296	15,523

Total	357,000	380,473

(*1)	Provisions for guarantees include provision for financial guarantee of 66,358 million Won and 70,153 million Won as of September 30, 2017 and December 31, 2016, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provision except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2017
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	240,023	53,919	18,170	15,523	327,635
Provisions provided	—	—	5,534	3,799	9,333
Provisions used	(17,223)	(34)	(50,547)	(3,026)	(70,830)
Reversal of unused amount	(46,946)	(1,529)	—	—	(48,475)
Transfer(*)	—	—	44,893	—	44,893
Others	19,533	—	18,701	—	38,234

Ending balance	195,387	52,356	36,751	16,296	300,790

(*)	According to contracts with the third parties, the Bank ultimately will be reimbursed for which it has paid out on behalf of customers through their customer loyalty programs. Therefore, when such obligation incurs, the Bank recognizes it as “transfer”, but there is no impact on the Bank’s expense.

	For the nine months ended September 30, 2016
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other Provisions	Total
Beginning balance	366,873	45,773	—	19,308	431,954
Provisions provided	—	8,245	5,709	2,965	16,919
Provisions used	(81,286)	(19)	(12,590)	(8,928)	(102,823)
Reversal of unused amount	(65,571)	—	—	—	(65,571)
Transfer	—	—	17,099	—	17,099
Others	13,866	—	858	—	14,724

Ending balance	233,882	53,999	11,076	13,345	312,302

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Beginning balance	52,838	35,933
Obligation incurred	1,336	1,437
Settlements	(804)	(706)
Reversal of provisions unused	(715)	—
Accretion expense	312	331
Increase in asset retirement expense and others	3,243	16,688

Ending balance	56,210	53,683

24.	NET DEFINED BENEFIT ASSET

Characteristics of the Bank’s defined benefit plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds

A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit asset are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Defined benefit obligation	970,351	919,707
Fair value of plan assets	(976,285)	(990,645)

Net defined benefit assets	(5,934)	(70,938)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Beginning balance	919,707	846,368
Current service cost	101,343	106,745
Interest expense	19,137	17,510
Remeasurements	(28,033)	62,951
Foreign currencies translation adjustments	(36)	(4)
Retirement benefit paid	(30,839)	(29,550)
Curtailment or settlement	(10,928)	(9,242)

Ending balance	970,351	994,778

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Beginning balance	990,645	800,690
Interest income	22,077	18,028
Remeasurements	(11,056)	(5,789)
Employer’s contributions	15,000	213,000
Retirement benefit paid	(29,329)	(29,006)
Curtailment or settlement	(11,052)	(8,904)

Ending balance	976,285	988,019

(4)	Plan assets wholly consist of time deposits as of September 30, 2017 and December 31, 2016. Among plan assets, realized returns on plan assets amount to 11,021 million Won and 12,239 million Won for the nine months ended September 30, 2017 and 2016, respectively.

It is expected that the Bank shall contribute 131,248 million Won for the plan for the year ended December 31, 2017.

(5)	Current service cost, net interest income, loss on the curtailment or liquidation and remeasurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Current service cost	101,343	106,745
Net interest income	(2,940)	(518)
Loss(gain) on the curtailment or settlement	124	(338)

Cost recognized in net income	98,527	105,889

Remeasurements	(16,977)	68,740

Cost recognized in total comprehensive income	81,550	174,629

Retirement benefit service costs related to defined contribution plans recognized amount to 2,894 million Won and 2,683 million Won for the nine months ended September 30, 2017 and 2016, respectively.

(6)	Key actuarial assumptions used in defined benefit liability (asset) assessment are as follows:

	September 30, 2017	December 31, 2016
Discount rate	3.08%	2.85%
Future wage growth rate	6.07%	6.05%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		September 30, 2017	December 31, 2016
Discount rate	Increase by 1% point	(89,342)	(86,744)
	Decrease by 1% point	102,446	99,833
Future wage growth rate	Increase by 1% point	102,067	99,225
	Decrease by 1% point	(90,665)	(87,851)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Other financial liabilities:
Accounts payable	9,463,787	4,744,622
Accrued expenses	1,930,034	1,886,601
Borrowing from trust accounts	3,372,197	3,391,903
Agency business revenue	687,719	331,159
Foreign exchanges payable	612,005	696,017
Domestic exchanges payable	4,672,794	8,476,475
Other miscellaneous financial liabilities	1,560,758	1,300,954
Present value discount	(517)	(447)

Sub-total	22,298,777	20,827,284

Other liabilities:
Unearned income	52,639	46,144
Other miscellaneous liabilities	117,410	107,094

Sub-total	170,049	153,238

Total	22,468,826	20,980,522

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2017
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	76,034	—	—	—	—
Swaps	131,618,740	109,385	292,126	10,333	311,395
Purchase options	690,000	—	14,065	—	—
Written options	945,000	—	—	—	14,793

Currency:
Futures	578,808	—	—	—	—
Forwards	72,776,400	—	605,795	—	541,347
Swaps	50,805,858	—	729,027	—	766,043
Purchase options	2,853,953	—	30,079	—	—
Written options	4,674,360	—	—	—	38,148

Equity:
Futures	354,803	—	—	—	—
Purchase options	6,369,003	—	164,066	—	—
Written options	7,376,209	—	—	13,012	315,854

Others:
Futures	3,582	—	—	—	—
Swaps	1,987	—	65	—	55
Purchase options	6,970	—	124	—	—
Written options	24,523	—	—	—	358

Total	279,156,230	109,385	1,835,347	23,345	1,987,993

	December 31, 2016
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	54,785	—	—	—	—
Swaps	118,786,359	139,832	473,951	7,013	509,703
Purchase options	860,000	—	21,172	—	—
Written options	1,035,000	—	—	—	21,863

Currency:
Futures	447,749	—	—	—	—
Forwards	61,216,421	—	1,252,273	—	1,005,570
Swaps	39,745,794	—	1,014,994	—	1,221,961
Purchase options	1,120,949	—	42,126	—	—
Written options	907,211	—	—	—	8,589

Equity:
Futures	926,392	—	—	—	—
Purchase options	3,007,969	745	73,261	—	—
Written options	4,460,233	—	—	208	228,900

Others:
Futures	5,105	—	—	—	—
Swaps	7,918	—	2,645	—	2,331
Purchase options	8,307	—	121	—	—
Written options	64,352	—	—	—	1,181

Total	232,654,544	140,577	2,880,543	7,221	3,000,098

Derivatives held-for-trading are classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives held for hedging are presented as a separate line item in the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Gains (losses) from hedged items	18,199	(51,661)
Gains (losses) from hedging instruments	(15,501)	45,945

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Beginning balance	13,422	28,008
New transactions	500	1,337
Amounts recognized in profits and losses	(5,271)	(13,498)

Ending balance	8,651	15,847

The Bank has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable or available in the market. Those financial instruments are recorded at the fair value produced by the valuation techniques at the time of acquisition, despite the differences between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	September 30, 2017	December 31, 2016
Shares of common stock Authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock Issued	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There are no changes in the number of shares issued and outstanding during the nine months ended September 30, 2017 and 2016.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	September 30, 2017	December 31, 2016
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	March 8, 2012	March 8, 2042	5.8	—	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	—	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	—
Issuance cost				(12,912)	(14,104)

Total				3,017,888	3,574,896

With respect to the hybrid securities issued, there’s no maturity or the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Accumulated other comprehensive income:
Gain on valuation of available-for-sale financial assets	287,054	319,698
Gain (loss) on foreign currency translation of foreign operations	(5,401)	7,400
Remeasurement loss related to defined benefit plan	(141,575)	(154,443)

Sub-total	140,078	172,655

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(208,158)	—

Total	(102,193)	138,542

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2017
	Beginning balance	Increase (decrease) (*)	Re- classification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	319,698	66,725	(109,792)	10,423	287,054
Gain (loss) on foreign currency translation of foreign operations	7,400	(16,888)	—	4,087	(5,401)
Remeasurement gain (loss) related to defined benefit plan	(154,443)	16,977	—	(4,109)	(141,575)

Total	172,655	66,814	(109,792)	10,401	140,078

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” represents disposal or recognition of impairment losses on AFS financial assets.

	For the nine months ended September 30, 2016
	Beginning balance	Increase (decrease)(*)	Reclassif- ication adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	329,724	70,248	(44,953)	(6,121)	348,898
Gain (loss) on foreign currencies translation of foreign operations	(1,961)	(24,160)	—	5,847	(20,274)
Remeasurement of the net defined benefit liability	(187,634)	(68,740)	—	16,634	(239,739)

Total	140,129	(22,652)	(44,953)	16,360	88,885

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” represents disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2017	December 31, 2016
Legal reserve	Legal reserve	1,729,754	1,622,754
	Other legal reserve	45,669	44,634

	Sub-total	1,775,423	1,667,388

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,418,806	7,073,104
	Regulatory reserve for credit loss	2,017,342	1,880,447
	Revaluation reserve	751,964	753,908
	Other voluntary reserve	11,700	11,700

	Sub-total	10,443,212	9,962,559

Retained earnings before appropriation		999,797	858,208

	Total	13,218,432	12,488,155

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Bank since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Beginning balance	12,488,155	11,798,375
Net income	1,196,834	965,080
Dividends on common stock	(336,636)	(168,317)
Dividends on hybrid securities	(129,921)	(149,506)

Ending balance	13,218,432	12,445,632

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Beginning balance	2,017,342	1,880,447
Planned provision of regulatory reserve for credit loss	25,104	136,895

Ending balance	2,042,446	2,017,342

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income	192,408	1,196,834	293,839	965,080
Provision (reversal) of regulatory reserve for credit loss	35,910	25,104	(27,325)	(45,194)
Adjusted net income after the provision (reversal) of regulatory reserve	156,498	1,171,730	321,164	1,010,274
Adjusted EPS after the reversal of regulatory reserve (Unit: Korean Won)	174	1,548	404	1,279

33.	DIVIDENDS

At the shareholders’ meeting on March 24, 2017, dividend payment for the year ended December 31, 2016 amounting to 269,308 million Won (400 Won per share) was approved, and such dividend was paid during the nine months ended September 30, 2017.

In addition, on July 28, 2017, the board of directors approved interim dividend payment of 100 Won per share, which amounts to 67,328 million Won in total and such dividend was paid during the nine months ended September 30, 2017.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	4,846	13,724	4,626	14,142
AFS financial assets	51,424	156,691	58,453	183,524
HTM financial assets	76,328	223,391	86,775	272,700
Loans and receivables
Interest of due from banks	18,301	52,367	13,713	38,254
Interest of loans	1,725,221	5,019,385	1,661,207	5,036,874
Interest of other assets	5,153	16,498	6,334	21,273

Sub-total	1,748,675	5,088,250	1,681,254	5,096,401

Total	1,881,273	5,482,056	1,831,108	5,566,767

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	549,979	1,639,326	579,856	1,799,663
Interest on borrowings	53,815	157,681	48,352	151,043
Interest on debentures	127,187	365,827	122,544	368,334
Other interest expense	16,584	53,856	22,449	73,681

Total	747,565	2,216,690	773,201	2,392,721

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions received (*)	192,455	570,616	183,634	558,915
Fees and commissions received for provision of guarantee	18,168	51,718	17,436	54,299
Fees and commissions received on project financing	5,421	11,755	4,434	17,923
Fees and commissions received on securities	19,658	59,344	19,919	52,844
Other Fees and commissions received	43,426	114,872	26,547	65,500

Total	279,128	808,305	251,970	749,481

(*)	Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions paid	38,238	101,451	34,341	109,438
Other fees and commissions paid	64	178	37	129

Total	38,302	101,629	34,378	109,567

36.	DIVIDEND INCOME

Details of dividend income recognized is as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	2	146	85	743
AFS financial assets	48,442	110,034	16,510	175,441

	48,444	110,180	16,595	176,184

37.	GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains (losses) on financial instruments held for trading	61,243	9,856	(7,042)	(10,376)
Losses on financial instruments designated at FVTPL	(18,438)	(104,644)	(91,598)	(44,491)

Total	42,805	(94,788)	(98,640)	(54,867)

(2)	Details of gains or losses on financial instruments held for trading are as follows (Unit: Korean Won in millions):

			2017		2016
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial instruments held for trading	Securities	Gain on valuation	(2,062)	1,158	572	5,412
		Gain on disposals	1,426	7,342	2,366	6,755
		Loss on valuation	(725)	(1,039)	(77)	(1,575)
		Loss on disposals	(70)	(317)	(1,175)	(3,165)

		Sub-total	(1,431)	7,144	1,686	7,427

	Other financial instruments	Gain on valuation	1,742	4,813	1,717	12,085
		Gain on disposals	921	1,803	707	2,248
		Loss on valuation	(2,244)	(5,783)	(2,102)	(12,487)
		Loss on disposals	(315)	(549)	(275)	(1,590)

		Sub-total	104	284	47	256

		Total	(1,327)	7,428	1,733	7,683

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	242,785	677,012	219,863	1,065,271
		Loss on transactions and valuation	(238,469)	(661,348)	(187,128)	(1,083,824)

		Sub-total	4,316	15,664	32,735	(18,553)

	Currencies derivatives	Gain on transactions and valuation	811,938	4,553,070	2,534,958	5,238,013
		Loss on transactions and valuation	(765,754)	(4,669,704)	(2,666,654)	(5,261,830)

		Sub-total	46,184	(116,634)	(131,696)	(23,817)

		2017		2016
		Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Equity derivatives	Gain on transactions and valuation	95,400	398,300	109,687	179,260
	Loss on transactions and valuation	(83,339)	(294,890)	(19,267)	(155,284)

	Sub-total	12,061	103,410	90,420	23,976

Other derivatives	Gain on transactions and valuation	474	2,670	4,972	13,889
	Loss on transactions and valuation	(465)	(2,682)	(5,206)	(13,554)

	Sub-total	9	(12)	(234)	335

	Total	62,570	2,428	(8,775)	(18,059)

Total		61,243	9,856	(7,042)	(10,376)

(3)	Details of gains or losses of financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Loss on equity-linked securities:
Loss on disposal of equity-linked securities	(27,988)	(43,865)	(12,698)	(19,851)
Gain (loss) on valuation of equity-linked securities	8,901	(60,813)	(79,634)	(26,641)

Sub-total	(19,087)	(104,678)	(92,332)	(46,492)

Gain on other financial instruments:
Gain on valuation of other financial instruments	649	34	734	2,001

Total	(18,438)	(104,644)	(91,598)	(44,491)

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on redemptions of securities	—	—	—	594
Gain on sale of securities	49,822	152,682	32,236	71,455
Impairment loss	(2,611)	(15,233)	(6,331)	(14,988)

Total	47,211	137,449	25,905	57,061

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized for credit loss are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment losses due to credit loss	(157,455)	(385,165)	(195,191)	(597,830)
Reversal of provision on (provision provided for) guarantee	1,728	46,946	(11,239)	65,571
Reversal of provision on (provision provided for) loan commitment	(1,059)	1,529	(9,432)	(8,245)

Total	(156,786)	(336,690)	(215,862)	(540,504)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			2017		2016
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Salaries	Short-term employee benefits	Salaries Employee benefits	278,269	833,618	275,730	823,946
			130,898	322,759	86,919	252,027
	Retirement benefit service costs		33,685	101,421	36,702	108,572
	Termination benefits		298,780	303,191	—	92,039

	Sub-total		741,632	1,560,989	399,351	1,276,584

Depreciation and amortization			27,313	85,609	39,398	127,714
Other general and administrative expenses	Rent		62,020	188,991	63,688	190,800
	Taxes and public dues		18,002	69,926	19,111	71,579
	Service charges		45,032	129,987	54,009	156,791
	Computer and IT related		57,488	167,075	56,473	176,269
	Telephone and communication		8,471	24,266	8,014	23,392
	Operating promotion		8,727	26,651	10,570	30,192
	Advertising		11,353	37,928	11,286	43,177
	Printings		1,603	5,269	1,732	6,136
	Traveling		2,649	6,972	2,126	6,218
	Supplies		1,201	3,572	1,200	3,707
	Insurance premium		826	2,399	1,003	2,909
	Reimbursement		5,163	13,368	5,031	13,131
	Maintenance		3,654	9,408	3,396	9,997
	Water, light and heating		3,301	9,462	3,670	10,248
	Vehicle maintenance		1,988	5,929	2,024	5,767
	Others		1,561	4,695	1,366	4,797

	Sub-total		233,039	705,898	244,699	755,110

	Total		1,001,984	2,352,496	683,448	2,159,408

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on transactions of foreign exchange	534,101	2,077,941	858,657	3,256,369
Gain on disposals of loans and receivables	(907)	197,093	25,103	158,858
Gain on fair value hedging derivatives	(4,316)	7,038	(33,782)	77,723
Gain on fair value hedged items	13,195	25,055	12,489	30,602
Others (*)	—	57,644	32,809	80,172

	542,073	2,364,771	895,276	3,603,724

(*)	Other income includes such income amounting to 28,800 million Won and 69,920 million Won for the nine months ended September 30, 2017 and 2016, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Loss on transactions of foreign exchange	489,396	1,740,063	724,382	3,083,870
KDIC Deposit insurance premium	76,310	224,684	74,381	216,590
Contribution to miscellaneous funds	70,122	213,172	71,063	220,844
Loss on disposals of loans and receivables	7,411	7,411	2,481	2,486
Loss on fair value hedging derivatives	10,728	22,539	12,766	31,778
Loss on fair value hedged items	(8,990)	6,856	(36,437)	82,263
Others (*)	18,753	54,836	13,768	109,945

Total	663,730	2,269,561	862,404	3,747,776

(*)	Other expense includes such expenses amounting to 5,237 million Won and 98,023 million Won for the nine months ended September 30, 2017 and 2016, respectively, that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment loss	(9,635)	(47,182)	(3,690)	(10,543)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating income	39,295	109,709	37,815	123,823
Other non-operating expenses	(16,833)	(50,576)	(9,686)	(76,886)

Net other non-operating income	22,462	59,133	28,129	46,937

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Rental fee income	3,674	10,979	3,582	10,652
Dividends from investments in subsidiaries and associates	9,246	27,510	9,641	30,708
Gain on disposal of investments in subsidiaries and associates	1,005	9,232	—	3,679
Gain on disposal of premises and equipment intangible assets and investment properties	11,104	12,713	1,160	1,227
Reversal of impairment of premises and equipment intangible assets and investment properties	56	88	37	480
Others	14,210	49,187	23,395	77,077

Total	39,295	109,709	37,815	123,823

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Depreciation of investment properties	890	2,678	900	2,659
Interest expenses of rent leasehold deposits	111	332	120	367
Loss on disposals of premises and equipment, intangible assets and investment properties	719	1,156	705	6,548
Impairment loss on premises and equipment, intangible assets and investment properties	109	153	72	211
Donation	9,226	21,811	2,362	35,783
Others	5,778	24,446	5,527	31,318

Total	16,833	50,576	9,686	76,886

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Current tax expense
Current tax expense in respect of the current period	373,700	112,623
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,376)	(20,676)

Sub-total	369,324	91,947

Deferred tax expense
Changes in deferred tax assets and liabilities due to temporary differences	(33,701)	111,381
Deferred tax charged directly to equity	10,401	16,360

Sub-total	(23,300)	127,741

Income tax expense	346,024	219,688

(2)	Income tax expense can be reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Net income before income tax expense	1,542,858	1,184,768
Tax calculated at statutory tax rate (*)	372,910	286,252
Adjustments
Effect of income that is exempt from taxation	(34,581)	(39,474)
Effect of expenses that are not deductible in determining taxable profit	7,381	7,011
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,376)	(20,676)
Others	4,690	(13,425)

Sub-total	(26,886)	(66,564)

Income tax expense	346,024	219,688

Effective tax rate	22.4%	18.5%

(*)	The corporate tax rate is 11 % up to 200 million Won in tax basis, 22 % over 200 million Won to 20 billion Won and 24.2 % over 20 billion Won.

(3)	Details of accumulated deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Loss on valuation of AFS securities	(91,644)	(102,067)
Foreign currency translation of foreign operations	1,724	(2,363)
Remeasurement gain related to defined benefit plan	45,199	49,308

Total	(44,721)	(55,122)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	2017		2016
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to common shareholders	192,408	1,196,834	293,839	965,080
Dividends to hybrid securities	(39,098)	(129,921)	(49,269)	(149,506)
Net income attributable to common shareholders	153,310	1,066,913	244,570	815,574
Weighted average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic Earnings Per Share (Unit: Korean Won)	228	1,585	363	1,212

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine months ended September 30, 2017 and 2016.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Confirmed guarantees:
Guarantees for loans	89,711	79,566
Acceptances	256,822	333,943
Guarantees in acceptances of imported goods	115,576	97,606
Other confirmed guarantees	6,531,846	7,542,726

Total	6,993,955	8,053,841

Unconfirmed guarantees:
Local letters of credit	433,114	397,588
Letters of credit	3,718,857	3,807,199
Other unconfirmed guarantees	597,665	838,593

Total	4,749,636	5,043,380

Commercial paper purchase commitments and others	2,165,717	1,855,976

(2)	Details of loan and other commitments are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Loan commitments	51,610,323	56,313,804
Other commitments	1,770,176	1,869,253
(3)	Litigation case

The Bank is involved in certain legal proceedings that are pending as follows (Unit: Korean Won in millions):

	September 30, 2017
	As plaintiff	As defendant
Number of cases	58 cases	148 cases
Amount of litigation	415,064	321,183
Provisions for litigations	7,750

	December 31, 2016
	As plaintiff	As defendant
Number of cases	54 case	157 case
Amount of litigation	287,146	232,485
Provisions for litigations	5,218

(4)	Other

The Bank operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the State of New York), the Bank is currently performing its own internal investigation to confirm if the Bank has met the requirements of sanction of U.S. Government in respect of its service operation. Meanwhile, as of September 30, 2017, the Bank believes that it cannot make reasonable estimation due to uncertainty of the results of the investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank as of September 30, 2017, assets and liabilities recognized, guarantees and commitments, and major transactions with related parties for the period ended September 30, 2017 and 2016 are as follows:

(1)	Related parties

Related parties
Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, TUTU Finance-WCI Myanmar Co.,Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust First Co., Ltd. and 24 SPCs, Samsung Plus Private Equity Fund 36th and 22 beneficiary certificates

Associates

Kumho Tires Co., Ltd., Woori Blackstone Korea Opportunity No.1 Private Equity Fund,

Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., STX Corporation, Woori Columbus 1st Private Equity Fund, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co.,Ltd., Well to Sea No.3 Private Equity Fund, and others (Dongwoo C & C Co.,Ltd and 20 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	September 30, 2017	December 31, 2016
Corporation that have significant influence over the bank	KDIC (*1)	Other assets	—	270,041
		Deposits due to customers	—	1,894,631
		Other liabilities	—	15,568

Subsidiaries	Woori FIS Co., Ltd.	Other assets	202	99
		Deposits due to customers	11,230	40,078
		Other liabilities	18,724	16,248

	Woori Private Equity Asset Management Co., Ltd.	Deposits due to customers	230	1,258
		Other liabilities	2,842	—

	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	4,034	2,657
		Other liabilities	8	1,534

	Woori Card Co., Ltd.	Other assets	—	13,619
		Deposits due to customers	44,277	64,954
		Other liabilities	12,362	14,769

	Woori Investment Bank Co., Ltd.	Cash and cash equivalents	100,000	70,000
		Loans	25,100	—
		Allowance for credit loss	(38)	—
		Other assets	22,118	4,876
		Deposits due to customers	10,102	7,936
		Other liabilities	24,197	6,680

	Woori Private Equity Fund(*2)	Other assets	—	3
		Deposits due to customers	—	461

	Woori Credit Information Co., Ltd.	Deposits due to customers	14,799	16,913
		Other liabilities	10,586	10,503

	Woori America Bank	Cash and cash equivalents	3,105	4,394

Related party		A title of account	September 30, 2017	December 31, 2016
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	5,718	8,728
		Loans	114,670	157,105
		Allowance for credit loss	(175)	(240)
		Other assets	—	107
		Deposits due to customers	8	23
	Woori Global Markets Asia Limited	Loans	164,482	146,724
		Allowance for credit loss	(236)	(187)
		Deposits due to customers	1,597	272

	Woori Bank China Limited	Cash and cash equivalents	28,951	36,002
		Loans	114,670	247,743
		Allowance for credit loss	(146)	(347)
		Other assets	106,520	73,171
		Deposits due to customers	76,328	71,497
		Other liabilities	106,295	74,213

	AO Woori Bank	Cash and cash equivalents	24,742	453
		Loans	49,056	43,861
		Allowance for credit loss	(75)	(67)
		Other assets	26	8

	Banco Woori Bank do Brasil S.A.	Loans	1,720	1,813
		Allowance for credit loss	(1)	(4)

	Korea BTL Infrastructure Fund	Other assets	9	9

	Woori Fund Service Co., Ltd.	Deposits due to customers	6,801	5,154
		Other liabilities	861	816

	Woori Finance Cambodia PLC.	Loans	22,934	24,170
		Allowance for credit loss	(22)	(25)
		Other liabilities	1	—

	Woori Finance Myanmar Co., Ltd.	Loans	4,587	2,417
		Allowance for credit loss	(4)	(2)

	Woori EL Co., Ltd.(*2)	Deposits due to customers	—	22

	Woori Bank Vietnam Limited	Loans	18,637	—
		Allowance for credit loss	(163)	—
		Other assets	114,903	—

	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	8,089	2,317
		Other liabilities	37,627	62,221

	Structured entities	Loans	13,850	13,627
		Allowance for credit loss	(2,667)	(4,147)
		Other assets	41	164
		Deposits due to customers	10,296	6,959
		Other liabilities	—	1,153

	Beneficiary certificates	Other assets	16	23

Associates	Kumho Tires Co., Ltd.	Loans	218,812	295,075
		Allowance for credit loss	(42,763)	(650)
		Deposits due to customers	8,162	45,957
		Other liabilities	4,651	99

	Woori Service Networks Co., Ltd.	Deposits due to customers	2,481	2,572
		Other liabilities	328	358

Related party		A title of account	September 30, 2017	December 31, 2016
Associates	Korea Credit Bureau Co., Ltd.	Deposits due to customers	5,025	5,069
		Other liabilities	50	40

	Korea Finance Security Co., Ltd.	Deposits due to customers	3,239	2,801
		Other liabilities	5	6

	Chin Hung International Inc.	Loans	—	4,044
		Allowance for credit loss	—	(4,011)
		Deposits due to customers	75,529	14,047
		Other liabilities	1,678	5

	Poonglim Industrial Co., Ltd.	Deposits due to customers	4	283

	STX Engine Co., Ltd.	Loans	115,281	107,856
		Allowance for credit loss	(97,090)	(89,436)
		Deposits due to customers	13,948	13,260
		Other liabilities	27	39

	Samho International Co., Ltd.(*3)	Loans	—	36,568
		Allowance for credit loss	—	(628)
		Deposits due to customers	—	82,917
		Other liabilities	—	127

	STX Corporation	Loans	58,148	144,006
		Allowance for credit loss	(31,475)	(92,615)
		Deposits due to customers	13,754	14,412
		Other liabilities	26	23

	Well to Sea No.3 Private Equity Fund (*4)	Loans	83,040	—
		Allowance for credit loss	(85)	—
		Other liabilities	56	—

	Others (*5)	Loans	321	619
		Allowance for credit loss	(320)	(253)
		Other assets	2	8
		Deposits due to customers	3,695	4,460
		Other liabilities	73	60

(*1)	As its ownership interest in the Bank is lower than 20% as of September 30, 2017, it has been excluded from the corporation that has significant influence over the Bank.
(*2)	Woori Private Equity Fund has been excluded from the associates due to its liquidation during the nine months ended September 30, 2017
(*3)	As the Bank sold its entire ownership interest of the entity, it is excluded from the investment in associates during the nine months ended September 30, 2017.
(*4)	Due to capital contribution by the Bank during the nine months ended September 30, 2017, the entity was included in the investment in associates.
(*5)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd. and DAEA SNC Co., Ltd. and others as of September 30, 2017 and December 31, 2016

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine months ended September 30
Related party		A title of account	2017	2016
Corporation that has significant influence over the bank	KDIC(*1)	Interest income	—	9,450
		Interest expenses	15,331	14,123

Subsidiaries	Woori FIS Co., Ltd.	Fees income	385	364
		Other income	5,347	5,083
		Other expenses	159,552	160,994

	Woori Private Equity Asset Management Co., Ltd.	Fees income	9	7
		Interest expenses	5	214

	Woori Finance Research Institute Co.,Ltd.	Fees income	7	6
		Other income	—	224
		Interest expenses	29	26
		Fees expenses	4,218	3,525

	Woori Card Co., Ltd.	Fees income	108,936	98,196
		Other income	567	516
		Interest expenses	33	13
		Fees expenses	8	—
		Other expenses	635	—

	Woori Investment Bank Co.,Ltd.	Fees income	460	343
		Interest income	737	—
		Other income	4,085	2,961
		Interest expenses	16	31
		Other expenses	7,020	2,689
		Impairment losses due to credit loss	38	—

	Woori Private Equity Fund(*2)	Fees income	1	5
		Interest expenses	1	3

	Woori Credit Information Co., Ltd.	Fees income	43	43
		Dividend income	504	1,008
		Other income	294	297
		Interest expenses	141	156
		Fees expenses	8,050	7,079

	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	587	381
		Dividend income	3,300	2,643
		Fees expenses	—	54
		Reversal of impairment losses due to credit loss	(65)	(4)

	Woori Global Markets Asia Limited	Interest income	1,964	1,299
		Fees income	11	—
		Interest expenses	5	32
		Impairment losses due to credit loss (reversal)	49	(24)

	Woori Bank China Limited	Interest income	2,551	2,496
		Other income	—	56
		Interest expenses	503	16
		Other expenses	—	141
		Reversal of impairment losses due to credit loss	(201)	(517)

			For the nine months ended September 30
Related party		A title of account	2017	2016
Subsidiaries	AO Woori Bank	Interest income	408	361
		Impairment losses due to credit loss (reversal)	8	(17)

	Banco Woori Bank do Brasil S.A.	Interest income	22	15
		Reversal of impairment losses due to credit loss	(3)	(2)

	Korea BTL Infrastructure Fund	Dividend income	20,796	22,288
		Fees income	58	56

	Woori Fund Service Co., Ltd.	Fees income	14	12
		Other income	122	116
		Interest expenses	72	43

	Woori Finance Cambodia PLC.	Interest income	481	356
		Impairment losses due to credit loss (reversal)	(3)	3

	Woori Finance Myanmar	Interest income	87	5
		Impairment losses due to credit loss	2	1

	Woori Bank Vietnam Limited	Interest income	590	—
		Impairment losses due to credit loss	163	—

	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	5,772	6,204
		Interest expenses	502	492
		Other expenses	24	21

	Structured entities	Interest income	8	295
		Fees income	5,256	6,046
		Interest expenses	7	5
		Reversal of impairment losses due to credit loss	(1,480)	(12,563)

Associates	Kumho Tires Co., Ltd.	Interest income	2,155	1,941
		Fees income	6	6
		Interest expenses	1	53
		Impairment losses due to credit loss	42,113	147

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Dividend income	2,700	4,568

	Woori Service Networks Co., Ltd.	Dividend income	8	12
		Other income	22	22
		Interest expenses	19	38

	Korea Credit Bureau Co., Ltd.	Dividend income	149	136
		Interest expenses	60	108

	Korea Finance Security Co., Ltd.	Dividend income	54	54
		Interest expenses	8	7

			For the nine months ended September 30
Related party		A title of account	2017	2016
Associates	Chin Hung International Inc.	Interest income	364	190
		Fees income	1	1
		Interest expenses	18	20
		Reversal of impairment losses due to credit loss	(4,011)	(1,016)

	Poonglim Industrial Co., Ltd.	Interest expenses	—	2
		Reversal of impairment losses due to credit loss	—	(1,557)

	STX Engine Co., Ltd.	Interest income	1,011	1,013
		Fees income	28	20
		Interest expenses	109	65
		Impairment losses due to credit loss	7,654	36,502

	Samho International Co., Ltd(*3)	Interest income	486	687
		Fees income	6	5
		Interest expenses	334	370
		Reversal of impairment losses due to credit loss	(628)	(533)

	Force TEC Co., Ltd. (*4)	Interest income	—	153

	STX Corporation	Interest income	219	803
		Fees income	60	52
		Interest expenses	4	5
		Impairment losses due to credit loss (reversal)	(61,140)	61,596

	Osung LST Co., Ltd. (*5)	Interest income	—	170
		Interest expenses	—	1
		Reversal of impairment losses due to credit loss	—	(338)

	Well to Sea No.3 Private Equity Fund (*6)	Impairment losses due to credit loss	85	—

	Others (*7)	Interest expenses	10	12
		Impairment losses due to credit loss	67	277

(*1)	As its ownership interest in the Bank is lower than 20% as of September 30, 2017, it has been excluded from the corporation that has significant influence over the Bank.
(*2)	Woori Private Equity Fund has been excluded from the associates due to its liquidation that occurred during the nine months ended September 30, 2017
(*3)	As the Bank sold its entire ownership interest of the entity, it is excluded from the investment in associates during the nine months ended September 30, 2017.
(*4)	The entity is not in scope for the associates, because the Bank does not have significant influence over the entity due to an ongoing workout process under receivership as of September 30, 2017.
(*5)	As the Bank sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*6)	Due to capital contribution by the Bank during the nine months ended September 30, 2017, the entity was included in the investment in associates.
(*7)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of September 30, 2017, and Saman Corporation, Kyesan Engineering Co., Ltd., Gachi Staff Co., Ltd., QTS Shipping Co., Ltd., and others were included as of December 31, 2016, respectively.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	September 30, 2017	December 31, 2016
KDIC (*1)	Loan commitment	—	1,500,000
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	2,402	26,959
PT Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	165,293	94,891
Woori Global Markets Asia Limited	Confirmed guarantees in foreign currencies	—	19,336
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	93,685	104,077
AO Woori Bank	Confirmed guarantees in foreign currencies and others	38,648	44,649
Banco Woori Bank do Brasil S.A.	Confirmed guarantees in foreign currencies	25,748	27,480
Korea BTL Infrastructure Fund	Securities purchase contract	311,078	313,778
Woori Finance Cambodia PLC.	Loan commitment	3,440	3,626
Woori Bank Vietnam Limited	Confirmed guarantees in foreign currencies and others	22,004	—
Structured entities	Loan commitment in local currency	310,400	466,080
	Loan commitment	792	572
Kumho Tires Co., Ltd.	Import credit in foreign currencies and others	19,778	24,187
	Loan commitment	190,068	126,435
Chin Hung International Inc.	Loan commitment	31,749	40,630
STX Engine Co., Ltd.	Import credit in foreign currencies and others	65,082	63,103
Samho International Co., Ltd. (*2)	Loan commitment	—	27,742
STX Corporation	Import credit in foreign currencies and others	19,323	24,316
Well to Sea No.3 Private Equity Fund (*3)	Loan commitment	226,960	—

(*1)	As its ownership interest in the Bank is lower than 20% as of September 30, 2017, it has been excluded from the corporation that has significant influence over the Bank
(*2)	As the Bank sold its entire ownership interest of the entities, they are excluded from the investment in associates.
(*3)	Due to capital contribution by the Bank during the nine months ended September 30, 2017, the entity was included in the investment in associates

For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 73,062 million Won and 73,381 million Won, respectively, as of September 30, 2017 and December 31, 2016.

(5)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	September 30, 2017	December 31, 2016
Woori Card Co., Ltd.	Unsettled commitment	100,000	50,000
Woori Investment Bank	Unsettled commitment	—	109,974
Woori Bank China Limited	Unsettled commitment	—	96,152
Structured entities	Unsettled commitment	701,000	350,000

(*)	The entity is the related party of Well to Sea No.3 Private Equity Fund.

(6)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2017	2016
Salaries	9,340	6,878
Severance and retirement benefits	372	423

Total	9,712	7,301

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 1,200 million Won and 5,756 million Won, respectively, as of September 30, 2017, and with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	September 30, 2017	December 31, 2016	2017		2016
			For the three months ended September 30	For the nine months ended September 30	For the three months ended September 30	For the nine months ended September 30
Trust accounts	44,093,154	38,807,666	268,593	684,909	166,663	592,852

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Receivables
Trust fees receivables	32,005	23,667

Payables
Deposits due to customers	633,642	1,919,324
Borrowings from trust accounts	2,593,050	2,687,776

Sub-Total	3,226,692	4,607,100

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2017		2016
	For three months ended September 30	For nine months ended September 30	For three months ended September 30	For nine months ended September 30
Revenue
Trust fees	40,130	105,337	23,558	56,835

Expense
Interest expenses on deposits due to customers	3,103	15,503	11,869	36,408
Interest expenses on borrowings from trust accounts	7,652	23,338	9,553	34,873

Sub-Total	10,755	38,841	21,422	71,281

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	As of September 30, 2017 and December 31, 2016, the carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Principal guaranteed trusts
Old-age pension trusts	4,221	4,513
Personal pension trusts	524,080	532,959
Pension trusts	775,390	741,759
Retirement trusts	50,690	53,773
New personal pension trusts	8,509	8,536
New old-age pension trusts	2,562	2,919

Sub-total	1,365,452	1,344,459

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	791	787

Sub-total	810	806

Total	1,366,262	1,345,265

2)	The amounts that the Bank has to pay by the principle guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2017	December 31, 2016
Liabilities for the account (subsidy for trust account adjustment)	24	30